UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Canon’s Court

22 Victoria Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ⌧            Form 40-F    ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes    ◻            No    ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes    ◻            No    ⌧

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2021

Page
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

FORWARD LOOKING STATEMENTS	29

RISK FACTORS	31

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2021 and 2020	F-2

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2021 and 2020	F-3

Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	F-4

Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2021 and the Year Ended December 31, 2020	F-6

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2021 and 2020	F-7

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-9

EXHIBITS	32

SIGNATURE	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and Nine Months Ended. References in this report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of our operating company and the owner of the Höegh Gallant. References in this report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU IV” refers to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this Annual Report to “Global LNG Supply” refer to Global LNG Supply S.A. and references to “Total Gas & Power” refer to Total Gas & Power Ltd, subsidiaries of Total S.A. (“Total”). References in this Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina. References in this report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P. References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us.

You should read this section in conjunction with the unaudited condensed interim consolidated financial statements as of September 30, 2021 and for the periods ended September 30, 2021 and 2020 and the related notes thereto included elsewhere in this report, as well as our historical consolidated financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 9, 2021 (our “2020 Form 20-F”). This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Highlights

●	Continued measures to mitigate the risks from the COVID-19 pandemic and ensure health and safety of crews and staff, whose wellbeing is our highest priority
●	No reported cases of COVID-19; 100% availability of FSRUs for the third quarter of 2021
●	Reported total time charter revenues of $35.6 million for the third quarter of 2021 compared to $35.9 million of time charter revenues for the third quarter of 2020
●	Generated operating income of $27.1 million, net income of $17.4 million and limited partners’ interest in net income of $13.5 million for the third quarter of 2021 compared to operating income of $28.1 million, net income of $19.5 million and limited partners’ interest in net income of $15.8 million for the third quarter of 2020
●	Operating income, net income and limited partners’ interest in net income were impacted by unrealized gains on derivative instruments for the third quarter of 2021 and 2020, mainly on the Partnership’s share of equity in earnings of joint ventures
●	On November 15, 2021, paid a cash distribution of $0.01 per common unit with respect to the third quarter of 2021, which was the same as in the second quarter of 2021
●	On November 15, 2021, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit ("Series A preferred unit"), for the period commencing on August 15, 2021 to November 14, 2021
●	On September 23, 2021, entered into agreements with subsidiaries of New Fortress Energy Inc (“NFE”) to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with an expected commencement during December 2021 (the “New Charter”). The Partnership has also entered into an agreement to suspend the existing charter for the Höegh Gallant with a subsidiary of Höegh LNG, with effect from the commencement of the New Charter (the "Suspension Agreement"). The charter rate under the New Charter, in line with the current market, will be lower than under the existing charter for the Höegh Gallant. However, under the Suspension Agreement, Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the New Charter and the charter rate earned under the existing charter with the addition of a modest increase until July 31, 2025, the original expiration date of the existing charter. Afterwards, the Partnership will continue to receive the charter rate agreed with NFE for the remaining term of the New Charter. In addition, pursuant to the Suspension Agreement, certain capital expenditures incurred to prepare and relocate the Höegh Gallant for performance under the New Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a cap on the obligations of the Partnership.
●	On September 29, 2021, entered into an agreement with its lenders to defer the maturity date of the commercial tranche of its Lampung facility to allow for more time to conclude a refinancing of this tranche. The lenders agreed to defer the maturity date of the commercial tranche from September 29, 2021 until January 14, 2022. Subject to commitment letters and a term sheet for a refinancing of the commercial tranche being in place by December 29, 2021, the maturity date will automatically be further deferred to March 29, 2022.
●	The charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) served a notice of arbitration (“NOA”) on August 2, 2021 to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT Höegh LNG Lampung (PT HLNG) has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM.

Management Transition

On November 1, 2021, Mr. Sveinung J. S. Støhle stepped down from his position as the Partnership's Chief Executive Officer in order to pursue an alternative career opportunity. The board of directors of the Partnership is undertaking a process to select a successor for the CEO position, and has appointed Håvard Furu, the Partnership's Chief Financial Officer, to also act as the Partnership's interim Chief Executive Officer while the board conducts its search.

The Amalgamation

On March 8, 2021, Höegh LNG announced a recommended offer by Leif Höegh & Co. Ltd. (“LHC”) and funds managed by Morgan Stanley Infrastructure Partners (“MSIP”) through a 50/50 joint venture, Larus Holding Limited (“JVCo”), to acquire the remaining issued and outstanding shares of Höegh LNG not currently owned by LHC or its affiliates (the “Amalgamation”). The Amalgamation was approved by Höegh LNG's shareholders and bondholders and closed on May 4, 2021. Höegh LNG is now wholly owned by JVCo, and the common shares of Höegh LNG were delisted from the Oslo Stock Exchange. Following the consummation of the Amalgamation, some provisions of the omnibus agreement entered into in connection with the IPO (the “omnibus agreement”) terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels (as defined in the omnibus agreement), (ii) the prohibition on us from acquiring, owning, operating or chartering any Non-Five-Year Vessels (as defined in the omnibus agreement), and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, Höegh LNG is not required to offer us Five-Year Vessels and is permitted to compete with us.

Our results of operations

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit amounts)	2021	2020	2021	2020
Statement of Income Data:
Time charter revenues	$35,596	$35,913	$105,068	$107,036
Total revenues	35,596	35,913	105,068	107,036
Vessel operating expenses	(5,927)	(5,963)	(18,213)	(17,246)
Administrative expenses	(3,491)	(2,455)	(9,005)	(7,037)
Depreciation and amortization	(5,096)	(5,210)	(15,318)	(15,727)
Total operating expenses	(14,514)	(13,628)	(42,536)	(40,010)
Equity in earnings (losses) of joint ventures	6,056	5,774	20,397	2,202
Operating income (loss)	27,138	28,059	82,929	69,228
Interest income	166	135	397	470
Interest expense	(6,146)	(6,014)	(21,440)	(18,847)
Other items, net	(982)	(846)	(2,293)	(1,980)
Income (loss) before tax	20,176	21,334	59,593	48,871
Income tax expense	(2,817)	(1,859)	(15,757)	(4,240)
Net income (loss)	$17,359	$19,475	$43,836	$44,631
Preferred unitholders' interest in net income	3,877	3,681	11,631	11,017
Limited partners' interest in net income (loss)	$13,482	$15,794	$32,205	$33,614

Earnings per unit
Common unit public (basic and diluted)	$0.40	$0.46	$0.95	$0.97
Common unit Hoegh LNG (basic and diluted)	$0.40	$0.49	$0.98	$1.05
Cash Flow Data:
Net cash provided by (used in) operating activities	$21,858	$22,808	$59,076	$60,144
Net cash provided by (used in) investing activities	—	—	—	(8)
Net cash provided by (used in) financing activities	$(4,303)	$(23,010)	$(49,409)	$(76,143)
Other Financial Data:
Segment EBITDA (1)	$35,081	$36,434	$103,821	$108,546
(1)

Segment EBITDA is a non-GAAP financial measure. Please read “Non-GAAP Financial Measure” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income, the comparable U.S. GAAP financial measure.

Nine Months Ended September 30, 2021 Compared with the Nine Months Ended September 30, 2020

Time Charter Revenues. The following table sets forth details of our time charter revenues for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$105,068	$107,036	$(1,968)

Time charter revenues for the nine months ended September 30, 2021 were $105.1 million, a decrease of $1.9 million from $107.0 million for the nine months ended September 30, 2020. The decrease was mainly due to lower time charter revenue for the Höegh Gallant for the nine months ended September 30, 2021. On May 1, 2020, the Höegh Gallant commenced the Subsequent Charter (as described below) with a subsidiary of Höegh LNG. The hire rate under the Subsequent Charter is lower than under the prior time charter, resulting in lower time charter revenues for the Höegh Gallant for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a financing lease using the effective interest rate method, as well as variable consideration for providing time charter services, reimbursement for vessel operating expenses, performance warranties, if any, and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consist of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel and performance warranties, if any. Time charter revenues for the Höegh Grace consist of a lease element accounted for as an operating lease, as well as variable consideration for providing time charter services, reimbursement of vessel operating expenses, performance warranties, if any, and certain taxes incurred.

On April 30, 2020, the Partnership entered into a lease and maintenance agreement (the “Subsequent Charter”) with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant. The hire rate under the Subsequent Charterer is equal to 90% of the rate payable pursuant to the prior charter of the Höegh Gallant, subject to certain adjustments for i) avoided FSRU related costs only when operating in LNG carrier mode and ii) higher incremental taxes and operating expenses when operating in FSRU mode. The Subsequent Charter commenced on May 1, 2020.

On September 23, 2021, the Partnership entered into the New Charter with subsidiaries of NFE to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with an expected commencement during December 2021. The Partnership has also entered into an agreement to suspend the existing charter for the Höegh Gallant with a subsidiary of Höegh LNG, with effect from the commencement of the New Charter.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the nine months ended September 30, 2021 and 2020 :

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Vessel operating expenses	$(18,213)	$(17,246)	$(967)

Vessel operating expenses for the nine months ended September 30, 2021 were $18.2 million, an increase of $1.0 million from $17.2 million for the nine months ended September 30, 2020. The increase was mainly due to higher operating expenses for the Höegh Grace for the nine months ended September 30, 2021 compared with the corresponding period of 2020.

Administrative Expenses. The following table sets forth details of our administrative expenses for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Administrative expenses	$(9,005)	$(7,037)	$(1,968)

Administrative expenses for the nine months ended September 30, 2021 were $9.0 million, an increase of $2.0 million from $7.0 million for the nine months ended September 30, 2020. The increase mainly reflects higher administrative expenses for the PGN FSRU Lampung and higher partnership expenses.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Depreciation and amortization	$(15,318)	$(15,727)	$409

Depreciation and amortization for the nine months ended September 30, 2021 were $15.3 million, a decrease of $0.4 million from $15.7 million for the nine months ended September 30, 2020. During the first half of 2021, part of the procedures for the on-water class renewal survey for the Höegh Grace was performed and the on-water renewal survey was completed during the second quarter of 2021. As a result, the drydock component for the Höegh Grace is lower for the nine months ended September 30, 2021 compared to the corresponding period in 2020.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Total operating expenses	$(42,536)	$(40,010)	$(2,526)

Total operating expenses were $42.5 million for the nine months ended September 30, 2021, an increase of $2.5 million from $40.0 million for the nine months ended September 30, 2020. The increase is principally a result of the higher vessel operating expenses and administrative expenses for the nine months ended September 30, 2021 compared to the corresponding period in 2020.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Equity in earnings (losses) of joint ventures	$20,397	$2,202	$18,195

Equity in earnings of joint ventures for the nine months ended September 30, 2021 was $20.4 million, an increase of $18.2 million from equity in earnings of joint ventures of $2.2 million for the nine months ended September 30, 2020. Unrealized gains (losses) on derivative instruments in our joint ventures significantly impacted the equity in earnings and losses of joint ventures for the nine months ended September 30, 2021 and 2020.

Excluding the unrealized gains on derivative instruments for the nine months ended September 30, 2021 and the unrealized losses on derivative instruments for the nine months ended September 30, 2020, the equity in earnings of joint ventures would have been $10.4 million for the nine months ended September 30, 2021, compared to $9.5 million for the nine months ended September 30, 2020.

Our share of our joint ventures’ operating income was $18.5 million for the nine months ended September 30, 2021, compared with $18.3 million for the nine months ended September 30, 2020.

Our share of unrealized gain on derivative instruments was $10.0 million for the nine months ended September 30, 2021, an increase of $17.3 million from an unrealized loss of $7.3 million for the nine months ended September 30, 2020.

Our share of other financial expense, net, principally consisting of interest income and interest expense, was $8.1 million for the nine months ended September 30, 2021 compared with $8.9 million for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, there was lower interest expense due to repayment of principal on debt between the two periods.

Operating Income (Loss). The following table sets forth details of our operating income for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Operating income (loss)	$82,929	$69,228	$13,701

Operating income for the nine months ended September 30, 2021 was $82.9 million, an increase of $13.7 million from operating income of $69.2 million for the nine months ended September 30, 2020. Excluding the impact of the unrealized gains (losses) on derivatives impacting the equity in earnings of joint ventures for the nine months ended September 30, 2021 and 2020, operating income for the nine months ended September 30, 2021 would have been $72.9 million, a decrease of $3.6 million from $76.5 million for the nine months ended September 30, 2020. Excluding the impact of the unrealized gains (losses) on derivatives, the decrease for the nine months ended September 30, 2021 is primarily due to lower time charter revenues, higher vessel operating expenses and administrative expenses, partially offset by lower depreciation and amortization for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020.

Interest Income. The following table sets forth details of our interest income for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Interest income	$397	$470	$(73)

Interest income for the nine months ended September 30, 2021 was $0.4 million, a decrease of $0.1 million from interest income of $0.5 million for the nine months ended September 30, 2020. Interest income is mainly related to interest on cash balances and accrued interest on the advances to our joint ventures for the nine months ended September 30, 2021 and 2020. The interest rate under the joint venture shareholder loans is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Interest expense	$(15,081)	$(16,871)	$1,790
Amortization and gain (loss) on cash flow hedge	(169)	(136)	(33)
Commitment fees	(976)	(103)	(873)
Amortization of debt issuance cost	(5,214)	(1,737)	(3,477)
Total interest expense	$(21,440)	$(18,847)	$(2,593)

Total interest expense was $21.4 million for the nine months ended September 30, 2021, an increase of $2.6 million from $18.8 million for the nine months ended September 30, 2020. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedge, commitment fees and amortization of debt issuance cost for the period.

The interest incurred of $15.1 million for the nine months ended September 30, 2021, decreased by $1.8 million compared to $16.9 million for the nine months ended September 30, 2020. The decrease was principally due to repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the "Lampung facility") and the commercial and export credit tranches of the $385 million facility financing the Höegh Gallant, the Höegh Grace and the Partnership's liquidity needs (the "$385 million facility").

Amortization and gain (loss) on cash flow hedge were a loss of $0.2 million and $0.1 million for the nine months ended September 30, 2021 and 2020 respectively. For the nine months ended September 30, 2021 and 2020, the loss solely related to amortization of amounts excluded from hedge effectiveness for discontinued hedges and the initial fair values of interest rate swaps.

Commitment fees for the nine months ended September 30, 2021 were $1.0 million, an increase of $0.9 million from $0.1 million for the nine months ended September 30, 2020. During 2021, commitment fees were incurred on the new Lampung facility which was not executed. For the nine months ended September 30, 2021 and 2020, the commitment fees also relate to the undrawn portion of the revolving credit tranche of the $385 million facility.

Amortization of debt issuance cost for the nine months ended September 30, 2021 were $5.2 million, an increase of $3.5 million from $1.7 million for the nine months ended September 30, 2020. The increase in amortization of debt issuance cost relates to expensing of all the debt issuance costs related to the new Lampung facility which was not executed.

Other Items, Net. The following table sets forth details of our other items, net for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Foreign exchange gain (loss)	$(41)	$56	$(97)
Bank charges, fees and other	(499)	(219)	(280)
Withholding tax on interest expense and other	(1,753)	(1,817)	64
Total other items, net	$(2,293)	$(1,980)	$(313)

Other items, net for the nine months ended September 30, 2021 were $2.3 million, an increase of $0.3 million from $2.0 million for the nine months ended September 30, 2020. The increase is mainly due to bank charges, fees and other of $0.5 million for the nine months ended September 30, 2021 compared to $0.2 million for the nine months ended September 30, 2020.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Income (loss) before tax	$59,593	$48,871	$10,722

Income before tax for the nine months ended September 30, 2021 was $59.6 million, an increase of $10.7 million from $48.9 million for the nine months ended September 30, 2020. The income before tax for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on our share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the nine months ended September 30, 2021 would have been $49.8 million, a decrease of $6.5 million from $56.3 million for the nine months ended September 30, 2020. Excluding the unrealized gains (losses) on derivative instruments, the decrease is primarily due to lower time charter revenue, higher vessel operating expenses, higher administrative expenses and higher total financial income (expense), net.

Income Tax Expense. The following table sets forth details of our income tax expense for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Income tax expense	$(15,757)	$(4,240)	$(11,517)

Income tax expense for the nine months ended September 30, 2021 was $15.8 million, an increase of $11.5 million compared to $4.2 million for the nine months ended September 30, 2020.

In June 2021, the tax audit for PGN FSRU Lampung’s 2019 tax return was completed. The main finding was that the internal promissory note was reclassified from debt to equity such that 100% of the accrued interest was disallowed. The Indonesian subsidiary has filed an Objection Request with the Central Jakarta Regional Tax Office. We and our Indonesian subsidiary disagree with the conclusion. Nevertheless, we and our Indonesian subsidiary may not be successful in the appeal and our Indonesian subsidiary has recorded an increase in the uncertain tax position, of $8.4 million for the potential future obligation to the tax authorities for a disallowed interest deduction, as well as expensed the additional tax for 2019 including penalties of $2.7 million as of September 30, 2021.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the nine months ended September 30, 2021 and 2020, there were increases in uncertain tax positions of $8.4 million and $0.3 million, respectively. As of September 30, 2021, and December 31, 2020, the unrecognized tax benefits were $11.1 million and $2.7 million, respectively.

Net Income (Loss). The following table sets forth details of our net income for the nine months ended September 30, 2021 and 2020:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Net income (loss)	$43,836	$44,631	$(795)
Preferred unitholders' interest in net income	11,631	11,017	614
Limited partners' interest in net income (loss)	$32,205	$33,614	$(1,409)

As a result of the foregoing, net income for the nine months ended September 30, 2021 was $43.8 million, a decrease of $0.8 million from net income of $44.6 million for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, net income of $11.6 million was attributable to the holders of the Series A preferred units, an increase of $0.6 million from $11.0 million due to additional preferred units issued as part of our at-the-market offering program (“ATM program”). Our limited partners' interest in net income for the nine months ended September 30, 2021 was $32.2 million, a decrease of $1.4 million from limited partners’ interest in net income of $33.6 million for the nine months ended September 30, 2020.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the nine months ended September 30, 2021 and 2020 , Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the nine months ended September 30, 2021 and 2020 , Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint Venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the nine months ended September 30, 2021 and 2020:

	Nine months ended		Positive
Majority Held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$105,068	$107,036	$(1,968)
Vessel operating expenses	(18,213)	(17,246)	(967)
Administrative expenses	(3,377)	(2,430)	(947)
Segment EBITDA	83,478	87,360	(3,882)
Depreciation and amortization	(15,318)	(15,727)	409
Operating income (loss)	68,160	71,633	(3,473)
Other financial income (expense), net	(11,140)	(7,195)	(3,945)
Income (loss) before tax	57,020	64,438	(7,418)
Income tax expense	(15,757)	(4,240)	(11,517)
Net income (loss)	$41,263	$60,198	$(18,935)

Time charter revenues for the nine months ended September 30, 2021 were $105.1 million compared to $107.0 million for the nine months ended September 30, 2020. As discussed above, the decrease was mainly due to lower time charter revenue for the Höegh Gallant.

Vessel operating expenses for the nine months ended September 30, 2021 were $18.2 million, an increase of $1.0 million from $17.2 million for the nine months ended September 30, 2020. The increase reflects higher operating expenses, mainly for the Höegh Grace, for the nine months ended September 30, 2021 compared with the corresponding period of 2020.

Administrative expenses for the nine months ended September 30, 2021 were $3.4 million, an increase of $1.0 million from $2.4 million for the nine months ended September 30, 2020. The increase reflects higher administrative expenses, mainly for the PGN FSRU Lampung, for the nine months ended September 30, 2021 compared with the corresponding period of 2020.

Segment EBITDA for the nine months ended September 30, 2021 was $83.5 million, a decrease of $3.9 million from $87.4 million for the nine months ended September 30, 2020.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the nine months ended September 30, 2021 and 2020:

	Nine months ended		Positive
Joint Venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$31,579	$33,561	$(1,982)
Vessel operating expenses	(5,230)	(7,073)	1,843
Administrative expenses	(378)	(695)	317
Segment EBITDA	25,971	25,793	178
Depreciation and amortization	(7,469)	(7,475)	6
Operating income (loss)	18,502	18,318	184
Gain (loss) on derivative instruments	9,994	(7,264)	17,258
Other financial income (expense), net	(8,099)	(8,852)	753
Income (loss) before tax	20,397	2,202	18,195
Income tax expense	—	—	—
Net income (loss)	$20,397	$2,202	$18,195

Total time charter revenues for the nine months ended September 30, 2021 were $31.6 million, a decrease of $2.0 million compared to $33.6 million for the nine months ended September 30, 2020. Lower time charter revenues for the nine months ended September 30, 2021 reflects lower reimbursement of costs incurred for maintenance and projects of the charterer.

Vessel operating expenses were $5.2 million for the nine months ended September 30, 2021, compared to $7.1 million for the nine months ended September 30, 2020. The decrease in vessel operating expenses was mainly due to lower maintenance expenses for the Cape Ann for the nine months ended September 30, 2021. In addition, there were higher expenses in 2020 due to the charterer's project in India, which was partially offset by the reversal of accrued indirect taxes due to the charterer’s decision during the second quarter of 2020 not to deploy the Cape Ann in India.

Administrative expenses for the nine months ended September 30, 2021 were $0.4 million, a decrease of $0.3 million from $0.7 million for the nine months ended September 30, 2020.

Segment EBITDA was $26.0 million for the nine months ended September 30, 2021 compared with $25.8 million for the nine months ended September 30, 2020.

Other. The following table sets forth details of other results for the nine months ended September 30, 2021 and 2020:

	Nine months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Administrative expenses	$(5,628)	$(4,607)	$(1,021)
Segment EBITDA	(5,628)	(4,607)	(1,021)
Operating income (loss)	(5,628)	(4,607)	(1,021)
Other financial income (expense), net	(12,196)	(13,162)	966
Income (loss) before tax	(17,824)	(17,769)	(55)
Income tax benefit (expense)	—	—	—
Net income (loss)	$(17,824)	$(17,769)	$(55)

Administrative expenses and Segment EBITDA for the nine months ended September 30, 2021 were $5.6 million, an increase of $1.0 million compared to $4.6 million for the nine months ended September 30, 2020.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense related to the $85 million revolving credit facility from Höegh LNG. In addition, other financial income (expense), net also includes interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility.

Other financial income (expense), net was an expense of $12.2 million for the nine months ended September 30, 2021, a decrease of $1.0 million from an expense of $13.2 million for the nine months ended September 30, 2020. The decrease was principally due to lower interest expense on the $385 million facility for the nine months ended September 30, 2021 compared with September 30, 2020 due to repayments made on the facility.

Three Months Ended September 30, 2021 Compared with the Three Months Ended September 30, 2020

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$35,596	$35,913	$(317)

Time charter revenues for the three months ended September 30, 2021 were $35.6 million, a decrease of $0.3 million from $35.9 million for the three months ended September 30, 2020. The decrease was mainly due to lower time charter revenue for the PGN FSRU Lampung for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The decrease was partially offset by higher time charter revenues for the Höegh Grace.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Vessel operating expenses	$(5,927)	$(5,963)	$36

Vessel operating expenses for the three months ended September 30, 2021 were $5.9 million, a decrease of $0.1 million from $6.0 million for the three months ended September 30, 2020.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Administrative expenses	$(3,491)	$(2,455)	$(1,036)

Administrative expenses for the three months ended September 30, 2021 were $3.5 million, an increase of $1.0 million from $2.5 million for the three months ended September 30, 2020. The increase reflects higher PGN FSRU Lampung and partnership expenses for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Depreciation and amortization	$(5,096)	$(5,210)	$114

Depreciation and amortization for the three months ended September 30, 2021 were $5.1 million, a decrease of $0.1 million from $5.2 million for the three months ended September 30, 2020.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Total operating expenses	$(14,514)	$(13,628)	$(886)

Total operating expenses were $14.5 million for the three months ended September 30, 2021, an increase of $0.9 million from $13.6 million for the three months ended September 30, 2020. The increase is primarily a result of the higher administrative expenses for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Equity in earnings (losses) of joint ventures	$6,056	$5,774	$282

Equity in earnings of joint ventures for the three months ended September 30, 2021 was $6.1 million, an increase of $0.3 million from equity in earnings of joint ventures of $5.8 million for the three months ended September 30, 2020. Unrealized gains on derivative instruments in our joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended September 30, 2021 and 2020.

Excluding the unrealized gains on derivative instruments for the three months ended September 30, 2021 and 2020, the equity in earnings of joint ventures would have been $3.8 million for the three months ended September 30, 2021, an increase of of $0.3 million from $3.5 million for the three months ended September 30, 2020.

Our share of our joint ventures’ operating income was $6.4 million for the three months ended September 30, 2021 and 2020.

Our share of unrealized gain on derivative instruments was $2.3 million for the three months ended September 30, 2021, compared to $2.2 million for the three months ended September 30, 2020.

Our share of other financial expense, net, principally consisting of interest income and interest expense, was $2.6 million for the three months ended September 30, 2021 compared with $2.9 million for the three months ended September 30, 2020.

Operating Income (Loss). The following table sets forth details of our operating income for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Operating income (loss)	$27,138	$28,059	$(921)

Operating income for the three months ended September 30, 2021 was $27.1 million, a decrease of of $1.0 million from operating income of $28.1 million for the three months ended September 30, 2020. Excluding the impact of the unrealized gains on derivatives impacting the equity in earnings (losses) of joint ventures for the three months ended September 30, 2021 and 2020, operating income for the three months ended September 30, 2021 would have been $24.9 million, a decrease of $0.9 million from $25.8 million for the three months ended September 30, 2020. Excluding the impact of the unrealized gains on derivatives, the decrease for the three months ended September 30, 2021 is primarily due to higher administrative expenses.

Interest Income. The following table sets forth details of our interest income for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Interest income	$166	$135	$31

Interest income for the three months ended September 30, 2021 was $0.2 million, an increase of $0.1 million from interest income of $0.1 million for the three months ended September 30, 2020. Interest income is mainly related to interest on cash balances and accrued interest on the advances to our joint ventures for the three months ended September 30, 2021 and 2020.

Interest Expense. The following table sets forth details of our interest expense for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Interest expense	$(5,001)	$(5,388)	$387
Amortization and gain (loss) on cash flow hedge	(67)	(24)	(43)
Commitment fees	(506)	(35)	(471)
Amortization of debt issuance cost	(572)	(567)	(5)
Total interest expense	$(6,146)	$(6,014)	$(132)

Total interest expense was $6.1 million for the three months ended September 30, 2021, an increase of $0.1 million from $6.0 million for the three months ended September 30, 2020. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedge, commitment fees and amortization of debt issuance cost for the period.

The interest incurred of $5.0 million for the three months ended September 30, 2021, decreased by $0.4 million compared to $5.4 million for the three months ended September 30, 2020. The decrease was principally due to repayment of outstanding loan balances for the Lampung facility and the commercial and export credit tranches of the $385 million facility.

Amortization related to cash flow hedge was a loss of $0.1 million for the three months ended September 30, 2021 and $0.02 million for the three months ended September 30, 2020 and solely related to amortization of the amounts excluded from hedge effectiveness for discontinued hedges and the initial fair values of interest rate swaps.

Commitment fees for the three months ended September 30, 2021 were $0.5 million compared to $35 thousand for the three months ended September 30, 2020. During the third quarter of 2021, commitment fees of $0.5 million were incurred in relation to the new Lampung facility which was not executed.

Amortization of debt issuance cost for the three months ended September 30, 2021 was $0.6 million for the three months ended September 30, 2021 and 2020.

Other Items, Net. The following table sets forth details of our other items, net for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Foreign exchange gain (loss)	$(18)	$(157)	$139
Bank charges, fees and other	(391)	(93)	(298)
Withholding tax on interest expense and other	(573)	(596)	23
Total other items, net	$(982)	$(846)	$(136)

Other items, net for the three months ended September 30, 2021 were $1.0 million, an increase of $0.1 million from $0.9 million for the three months ended September 30, 2020.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Income (loss) before tax	$20,176	$21,334	$(1,158)

Income before tax for the three months ended September 30, 2021 was $20.2 million, a decrease of $1.1 million from $21.3 million for the three months ended September 30, 2020. The income before tax for both periods was impacted by the unrealized gains on derivative instruments mainly on our share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains on derivative instruments, income before tax for the three months ended September 30, 2021 would have been $18.0 million, a decrease of $1.1 million from $19.1 million for the three months September 30, 2020. Excluding the unrealized gains on derivative instruments, the decrease for the three months ended September 30, 2021 compared to 2020 is primarily due to higher administrative expenses.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Income tax expense	$(2,817)	$(1,859)	$(958)

Income tax expense for the three months ended September 30, 2021 was $2.8 million, an increase of $0.9 million compared to $1.9 million for the three months ended September 30, 2020.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three months ended September 30, 2021 and 2020, there were increases in uncertain tax positions of $0.5 million and $0.1 million, respectively. As of September 30, 2021, and December 31, 2020, the unrecognized tax benefits were $11.1 million and $2.7 million, respectively.

Net Income (Loss). The following table sets forth details of our net income for the three months ended September 30, 2021 and 2020:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Net income (loss)	$17,359	$19,475	$(2,116)
Preferred unitholders' interest in net income	3,877	3,681	196
Limited partners' interest in net income (loss)	$13,482	$15,794	$(2,312)

As a result of the foregoing, net income for the three months ended September 30, 2021 was $17.4 million, a decrease of $2.1 million from net income of $19.5 million for the three months ended September 30, 2020. For the three months ended September 30, 2021, net income of $3.9 million was attributable to the holders of the Series A preferred units, an increase of $0.2 million from $3.7 million due to additional preferred units issued as part of our ATM program. Our limited partners' interest in net income for the three months ended September 30, 2021 was $13.5 million, a decrease of $2.3 million from limited partner’s interest in net income of $15.8 million for the three months ended September 30, 2020.

Segments

Majority Held FSRUs. The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended September 30, 2021 and 2020:

	Three months ended		Positive
Majority Held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$35,596	$35,913	$(317)
Vessel operating expenses	(5,926)	(5,963)	37
Administrative expenses	(1,406)	(868)	(538)
Segment EBITDA	28,264	29,082	(818)
Depreciation and amortization	(5,096)	(5,210)	114
Operating income (loss)	23,168	23,872	(704)
Other financial income (expense), net	(2,935)	(2,415)	(520)
Income (loss) before tax	20,233	21,457	(1,224)
Income tax expense	(2,817)	(1,859)	(958)
Net income (loss)	$17,416	$19,598	$(2,182)

Time charter revenues for the three months ended September 30, 2021 were $35.6 million compared to $35.9 million for the three months ended September 30, 2020. As discussed above, the decrease was mainly due to lower time charter revenue for the PGN FSRU Lampung which was partially offset by higher time charter revenue for the Höegh Grace for the three months ended September 30, 2021 compared to the three months ended September 30, 2020.

Vessel operating expenses for the three months ended September 30, 2021 were $5.9 million, a decrease of $0.1 million from $6.0 million for the three months ended September 30, 2020.

Administrative expenses for the three months ended September 30, 2021 were $1.4 million compared to $0.9 million for the three months ended September 30, 2020. As discussed above, the increase was mainly due to higher administrative expenses for the PGN FSRU Lapmpung for the three months ended September 30, 2021 compared to the corresponding period in 2020.

Segment EBITDA for the three months ended September 30, 2021 was $28.3 million, a decrease of $0.8 million from $29.1 million for the three months ended September 30, 2020.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint Venture FSRUs for the three months ended September 30, 2021 and 2020:

	Three months ended		Positive
Joint Venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$10,835	$10,896	$(61)
Vessel operating expenses	(1,876)	(1,851)	(25)
Administrative expenses	(56)	(106)	50
Segment EBITDA	8,903	8,939	(36)
Depreciation and amortization	(2,489)	(2,490)	1
Operating income (loss)	6,414	6,449	(35)
Gain (loss) on derivative instruments	2,287	2,226	61
Other financial income (expense), net	(2,645)	(2,901)	256
Income (loss) before tax	6,056	5,774	282
Income tax expense	—	—	—
Net income (loss)	$6,056	$5,774	$282

Total time charter revenues for the three months ended September 30, 2021 were $10.8 million, a decrease of $0.1 million compared to $10.9 million for the three months ended September 30, 2020. For the three months ended September 30, 2021, the decrease in time charter revenues reflects lower reimbursement of costs incurred for maintenance and projects of the charterer compared with the three months ended September 30, 2020.

Vessel operating expenses were $1.9 million for the three months ended September 30, 2021 and 2020.

Administrative expenses were $0.1 million for the three months ended September 30, 2021 and 2020.

Segment EBITDA was $8.9 million for the three months ended September 30, 2021 and 2020.

Other. The following table sets forth details of other results for the three months ended September 30, 2021 and 2020:

	Three months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Administrative expenses	$(2,086)	$(1,587)	$(499)
Segment EBITDA	(2,086)	(1,587)	(499)
Operating income (loss)	(2,086)	(1,587)	(499)
Other financial income (expense), net	(4,027)	(4,310)	283
Income (loss) before tax	(6,113)	(5,897)	(216)
Income tax benefit (expense)	—	—	—
Net income (loss)	$(6,113)	$(5,897)	$(216)

Administrative expenses and Segment EBITDA for the three months ended September 30, 2021 were $2.1 million, an increase of $0.5 million from $1.6 million for the three months ended September 30, 2020. The increase reflects higher partnership expenses for the three months ended September 30, 2021 compared to the same period in 2020.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense related to the $85 million revolving credit facility from Höegh LNG. In addition, other financial income (expense), net also includes interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility.

Other financial income (expense), net was an expense of $4.0 million for the three months ended September 30, 2021, a decrease of $0.3 million from an expense of $4.3 million for the three months ended September 30, 2020.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital, funding on-water surveys or drydocking and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking and on-water surveys, and maintaining cash reserves against fluctuations in operating cash flows.

On July 27, 2021, our board of directors announced a reduction in the quarterly cash distribution on our common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 and continuing in the third quarter of 2021. We intend to conserve our internally generated cash flow to resolve issues related to the ongoing refinancing of the Lampung facility as described below. Thereafter, we expect to use our internally generated cash flow to reduce debt levels and strengthen our balance sheet.

To ensure we have the necessary liquidity to satisfy our anticipated capital expenditures, scheduled repayments of long and short-term debts, financing costs and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions. The main items that management considered from a liquidity standpoint were:

●	the commercial tranche of the Lampung facility, which had an initial loan balance of $46.4 million, which was initially due to mature on September 29, 2021 but is now deferred to January 14, 2022 and will be further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing (as defined in the Lampung facility agreement) are in place by December 29, 2021;
●	the export credit tranche of the Lampung facility, which had an initial loan balance of $178.6 million, which may be called if the commercial tranche of the Lampung facility is not refinanced when it matures;
●	the Neptune facility, which had an initial loan balance of $297.4 million, due to mature on November 30, 2021;
●	the Cape Ann facility, which had an initial loan balance of $300 million, due to mature on June 1, 2022; and
●	the $85 million revolving credit facility due to mature on January 1, 2023;
●	our ability to monetize assets, including but not limited to, the risk of fluctuations in our unit price.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our debt requirements, and sourcing new funding, primarily as a result of the strong fundamentals in relation to our assets (including contracted cash flows), we cannot be certain that refinancing arrangements will be executed in time or at all. The unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K have been prepared assuming the Partnership will continue as a going concern. Please refer to notes 2 and 19 to the unaudited condensed interim consolidated financial statements contained herein.

Our sources of liquidity and potential sources of liquidity include cash balances, cash flows from our operations, interest payments from our advances to our joint ventures and our undrawn balance of $60.3 million under the $85 million revolving credit facility from Höegh LNG. However, we have received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to us thereunder beyond what is currently drawn under such facility. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the arbitration notice received from the charterer of PGN FSRU Lampung, as described below. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions.

Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (accrued interest from prior periods on repaid shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 14 under "Joint ventures boil-off settlement" to the unaudited condensed interim consolidated financial statements, the joint ventures recorded accruals for the liability for the boil-off claim under the time charters. As a precaution, the joint ventures suspended payments on the shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim since the amounts and timing of a potential settlement were not clear. The suspension of the payments on the shareholder loans reduces cash flows available to us. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans (refer to note 8 of the unaudited condensed interim consolidated financial statements); and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid-up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of September 30, 2021, PT Höegh is in the process of establishing the required statutory reserves and therefore is currently unable to make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Further, as a condition for the deferred maturity date of the Lampung facility, no shareholder loans may be repaid and no dividends may be paid to the Partnership by PT Höegh. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership prior to March 29, 2022. Making payments of intercompany accrued interest and/or intercompany debt may also be subject to lenders’ consent because of the arbitration notice received from the charterer of PGN FSRU Lampung. Under Cayman Islands law, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. For a description of our credit facilities and revolving credit facilities, please see notes 12 and 15 to the audited consolidated financial statements contained in our 2020 Form 20-F as well as notes 9 and 12 to the unaudited condensed interim consolidated financial statements contained herein.

As of September 30, 2021, the Partnership has no material commitments for capital expenditures. However, during the first half of 2021, part of the procedures for the on-water class renewal survey for the Höegh Grace were performed. The on-water class renewal survey was completed during the second quarter of 2021. Incurred expenditures of approximately $1.6 million have been capitalized in connection with the survey.

As discussed in “—Nine Months ended September 30, 2021 Compared with Nine Months ended September 30, 2020—Time Charter Revenues” above, we entered into the Subsequent Charter on April 30, 2020 under which the Höegh Gallant is chartered by a subsidiary of Höegh LNG. The Subsequent Charter provides for a daily charter rate equal to 90% of the rate payable under the previous charter for the Höegh Gallant, subject to certain adjustments for avoided or incremental cost, which will reduce the Partnership’s future revenues and cash flows from the operation of the Höegh Gallant. The Subsequent Charter commenced on May 1, 2020 and was due to expire in July 2025. However, the Partnership has entered into an agreement to suspend the Subsequent Charter with effect from the commencement of the New Charter for the Höegh Gallant. Under the Suspension Agreement, Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the New Charter and the charter rate earned under the Subsequent Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Subsequent Charter.

Höegh LNG’s ability to make payments to us under the Subsequent Charter, the Suspension Agreement and funding requests under the revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or us, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. In July 2021, we received notice from Höegh LNG that the revolving credit line of $85 million will not be extended when it matures on January 1, 2023, and that Höegh LNG will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. With these recent changes, the Partnership’s liquidity and financial flexibility will be reduced. If Höegh LNG is unable to meet its obligations to us under the Subsequent Charter, the Suspension Agreement or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. Furthermore, if our other charterparties or third-party lenders are unable to meet their obligations to us under their respective contracts or if we are unable to fulfill our obligations under time charters, our financial condition, results of operations and ability to make distributions to unitholders could be materially adversely affected.

The outbreak of Coronavirus (COVID-19) has negatively affected economic conditions in many parts of the world which may impact our operations and the operations of our customers and suppliers. Although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on our operations and financial condition is uncertain at this time. We believe our primary risk and exposure related to uncertainty of cash flows from our long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter invoices in times of reduced demand. While there is a pending arbitration as further discussed below, as of November 18, 2021, we have not experienced any reduced or non-payments for obligations under our time charter contracts. In addition, we have not provided concessions or made changes to the terms of payment for our customers. Furthermore, should there be an outbreak of COVID-19 on board one of our FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill our obligations under our time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, we have mitigated the risk of an outbreak of COVID-19 on board our vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, we expect that we will incur somewhat higher crewing expenses to ensure appropriate mitigating actions are in place to minimize risks of outbreaks. To date, we have not had service interruptions on our FSRUs. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. We have supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment. In addition, if financial institutions providing our interest rate swaps or lenders under our revolving credit facility are unable to meet their obligations, we could experience higher interest expense or be unable to obtain funding.

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Höegh LNG Lampung (“PT HLNG”) in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT HLNG. On August 2, 2021 the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend the charterer’s claims in the legal process.

The commercial tranche of the Lampung facility was initially due on September 29, 2021. During the third quarter of 2021, the maturity date was deferred to January 14, 2022 and will be further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing (as defined in the Lampung facility agreement) are in place by December 29, 2021. The export credit tranche of the Lampung facility can be called if the commercial tranche is not refinanced. The ongoing refinancing of the Lampung credit facility, which had been scheduled to close by the end of the second quarter of 2021, is not yet completed due to the failure by the charterer to countersign certain customary documents related to the new credit facility. These circumstances left the Partnership exposed to having to arrange alternative refinancing. Such alternative refinancing is in progress. In November we received commitment letters and a term sheet for an Approved Refinancing from a group of lenders. We expect to complete this refinancing before the deferred maturity date, subject to certain required approvals by export credit tranche lenders, completing documentation and customary closing conditions. However, we are also continuing to pursue other potential alternative debt structures.

The terms of the alternative refinancing, if we are successful in finalizing such refinancing, are likely to be less favourable than the terms of the originally agreed refinancing and the existing Lampung facility.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung, or of the ongoing refinancing of the Lampung facility. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event that we are unable to refinance the Lampung facility or if the outcome of such dispute is unfavorable to us, it could have a material adverse impact on our business, results of operations, financial condition and ability to pay distributions to unitholders.

In addition, we are at an advanced stage for the refinancing of the Neptune facility and the Cape Ann facility which mature and become payable by our Joint Ventures on November 30, 2021 and June 1, 2022, respectively. The loan agreement for the Neptune has been executed and it is expected that the loan agreement for the Cape Ann will be executed in December 2021 for this refinancing. Subject to customary closing conditions the refinancing of each of the Neptune and the Cape Ann is expected to be completed on or about the respective maturity dates of the existing debt facilities.

Should we be unable to complete a refinancing of the Lampung facility, the Neptune and Cape Ann facilities or our other debt maturities on a timely basis or at all, we may not have sufficient funds or other assets to satisfy all our obligations, which would have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to unitholders.

On September 23, 2021, the Partnership entered into the New Charter with subsidiaries of NFE to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with an expected commencement during December 2021. The Partnership has also entered into an agreement to suspend the existing charter for the Höegh Gallant with a subsidiary of Höegh LNG (“Subsequent Charter”), with effect from the commencement of the New Charter (the "Suspension Agreement"). The charter rate under the New Charter, in line with the current market, will be lower than under the Subsequent Charter for the Höegh Gallant. However, under the Suspension Agreement, Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the New Charter and the charter rate earned under the Subsequent Charter plus a modest increase, mainly to cover higher operating expenses and taxes under the New Charter (“Suspension Payments”). The Suspension Payments will continue until July 31, 2025, the original expiration date of the Subsequent Charter. Afterwards, the Partnership will continue to receive the charter rate agreed with NFE for the remaining term of the New Charter. In addition, pursuant to the Suspension Agreement, certain capital expenditures and maintenance expenses incurred to prepare and relocate the Höegh Gallant for performance under the New Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a cap on the obligations of the Partnership.

The Board of Directors of the Partnership and the Conflicts Committees (the "Conflicts Committee") approved the New Charter and the Suspension Agreement. The Conflicts Committee retained an outside financial advisor and outside legal advisor to assist with its evaluation of the agreements.

As of September 30, 2021, the total outstanding principal on our long-term debt was $427.4 million related to the Lampung facility, the $385 million facility, including the associated $63 million revolving credit tranche, and the $85 million revolving credit facility. The book value of our total long-term debt was $422.1 million as of September 30, 2021. For a description of our credit facilities and revolving credit facilities, please see notes 12 and 15 to the audited consolidated financial statements contained in our 2020 Form 20-F as well as notes 9 and 12 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

We have not made use of derivative instruments for currency risk management purposes. We had interest rate swaps contracts for the Lampung facility ("Lampung interest rate swaps") and the $385 million facility ("$385 million interest rate swaps") as of September 30, 2021. As of September 30, 2021, we had outstanding interest rate swap agreements for a total notional amount of $281.2 million to hedge against the floating interest rate risks of our long-term debt under the Lampung facility and the $385 million facility. For additional information, refer to “Qualitative and Quantitative Disclosure About Market Risk” and note 13 to the unaudited condensed interim consolidated financial statements.

As of September 30, 2021, we had cash and cash equivalents of $45.4 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.2 million and long-term restricted cash required under the Lampung facility was $9.1 million as of September 30, 2021.

During the third quarter of 2021, we made a drawdown of the remaining $14.7 million available on the $63 million revolving credit tranche of the $385 million facility. As of November 18, 2021, we have fully drawn on the $63 million revolving credit tranche of the $385 million facility and have an undrawn balance of $60.3 million on the $85 million revolving credit facility from Höegh LNG. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the arbitration notice received from the charterer of PGN FSRU Lampung.

As of September 30, 2021, the Partnership's total current liabilities exceeded total current assets by $7.0 million. The current portion of long-term debt reflects principal payments for the next twelve months and the balloon payment on the commercial tranche of the Lampung facility deferred to January 14, 2022. The Lampung facility’s export credit tranche can be called if the commercial tranche is not refinanced. The current liabilities are expected to be funded, for the most part, by future cash flows from operations, and refinancing or amendment of the Lampung facility. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities. We believe our cash flows from operations, including distributions to us from Höegh LNG Cyprus Limited, and Höegh LNG FSRU Ltd as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows and pay distributions to our unitholders at our current level of distributions, for the next twelve months, assuming the amendment or refinancing of the Lampung facility, the Neptune and Cape Ann facilities on a timely basis and our continuing compliance with the covenants under our credit facilities.

In August 2021, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the three months ended June 30, 2021.

In August 2021, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2021 to August 14, 2021.

On September 3, 2021, the Partnership drew the remaining $14.7 million available on the $63 million revolving credit tranche of the $385 million facility.

On November 15, 2021, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the three months ended September 30, 2021.

On November 15, 2021, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commening on August 15, 2021 to November 14, 2021.

For the period from July 1, 2021 to November 18, 2021, no Series A preferred units or common units were sold under our ATM program. We sold 336,992 Series A preferred units and 52,603 common units under the ATM program in the first quarter of 2021. From the commencement of our prior ATM program in January 2018 through September 30, 2021, we have sold 2,489,325 Series A preferred units and 358,869 common units and received net proceeds of $63.2 million and $6.4 million, respectively. The compensation paid to the Agent for such sales was $1.3 million.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash, cash equivalents and restricted cash for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
Net cash provided by (used in) operating activities	$21,858	$22,808	$59,076	$60,144
Net cash provided by (used in) investing activities	—	—	—	(8)
Net cash provided by (used in) financing activities	(4,303)	(23,010)	(49,409)	(76,143)
Increase (decrease) in cash, cash equivalents and restricted cash	17,555	(202)	9,667	(16,007)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2	(29)	1	(30)
Cash, cash equivalents and restricted cash, beginning of period	43,174	44,013	51,063	59,819
Cash, cash equivalents and restricted cash, end of period	$60,731	$43,782	$60,731	$43,782

Nine Months Ended September 30, 2021 Compared with the Nine Months Ended September 30, 2020

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $59.1 million for the nine months ended September 30, 2021, a decrease of $1.0 million compared with $60.1 million for the nine months ended September 30, 2020. Before changes in working capital, cash provided by operating activities was $59.1 million for the nine months ended September 30, 2021, a decrease of $8.1 million compared to $67.2 million for the nine months ended September 30, 2020. The decrease was primarily due to lower time charter revenues revenues received, higher vessel operating expenses and expenditures incurred in relation to drydocking of the Höegh Grace and higher administrative costs incurred.

Changes in working capital increased net cash provided by operating activities by $18 thousand for the nine months ended September 30, 2021, compared to a decrease of $7.0 million for the nine months ended September 30, 2020. For the nine months ended September 30, 2021, changes in trade receivables and value added and withholding tax liability negatively impacted cash provided by operating activities. This was offset by changes in accrued liabilities and other payables, trade payables, and prepaid expenses and other receivables which all positively impacted cash provided by operating activities for the the nine months ended September 30, 2021. For the nine months ended September 30, 2020, changes in trade receivables, value added and withholding tax liability as well as accrued liabilities and other payables contributed to the decrease of $7.0 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was nil for the nine months ended September 30, 2021 compared with $8 thousand for the nine months ended September 30, 2020.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the nine months ended September 30, 2021 was $49.4 million compared with $76.1 million for the nine months ended September 30, 2020.

Net cash used in financing activities for the nine months ended September 30, 2021 was mainly due to the repayment of long-term debt of $33.5 million which includes repayment of $14.3 million on the Lampung facility and repayment of $19.2 million on the $385 million facility, our payment of $3.7 million in debt issuance costs related to the new Lampung facility that was not executed, our payment of cash distributions to our common unitholders of $30.5 million and our payment of cash distributions to the holders of our Series A preferred units of $11.6 million. This was partially offset by the receipt of $6.0 million under the $85 million revolving credit facility, receipt of $14.7 million on the $63 million revolving credit tranche of the $385 million facility and proceeds of $9.1 million for the issuance of common units and Series A preferred units under our ATM program.

Net cash used in financing activities for the nine months ended September 30, 2020 was mainly due to the repayment of long-term debt of $33.5 million which includes repayment of $14.3 million on the Lampung facility and repayment of $19.2 million on the $385 million facility and our payment of cash distributions to our common unitholders of $45.1 million and our payment of cash distributions to the holders of our Series A preferred units of $11.0 million. This was partially offset by the proceeds of $11.1 million under the $85 million revolving credit facility, and proceeds of $2.4 million for the issuance of Series A preferred units under our ATM program.

As a result of the foregoing, cash, cash equivalents and restricted cash increased by $9.7 million for the nine months ended September 30, 2021, while cash, cash equivalents and restricted cash decreased by $16.0 million for the nine months ended September 30, 2020.

Three Months Ended September 30, 2021 Compared with the Three Months Ended September 30, 2020

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $21.9 million for the three months ended September 30, 2021, a decrease of $0.9 million compared with $22.8 million for the three months ended September 30, 2020. Before changes in working capital, cash provided by operating activities was $18.0 million for the three months ended September 30, 2021, a decrease of $4.1 million compared to $22.1 million for the three months ended September 30, 2020. The decrease was primarily due to lower time charter revenue and higher administrative expenses for the three months ended September 30, 2021 compared to the corresponding period in 2020.

Changes in working capital increased net cash provided by operating activities by $3.9 million for the three months ended September 30, 2021, an increase of $3.1 million from a contribution of $0.8 million for the three months ended September 30, 2020. Changes in prepaid expenses and other receivables as well as accrued liabilities and other payables positively impacted net cash provided from operating activities for the three months ended September 30, 2021. This was partially offset by changes in amounts due to owners and affiliates which negatively impacted cash for the three months ended September 30, 2021. For the three months ended September 30, 2020, changes in amounts due to owners and affiliates and accrued liabilities and other payables positively impacted net cash provided while the increase was partially offset by changes in trade receivables and value added and withholding tax liability.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was nil for the three months ended September 30, 2021 and 2020 respectively.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended September 30, 2021 was $4.3 million compared with $23.0 million for the three months ended September 30, 2020.

Net cash used in financing activities for the three months ended September 30, 2021 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, the quarterly repayment of $6.4 million on the $385 million facility, our payment of $3.7 million in debt issuance costs related to the new Lampung facility that was not executed, our payment of cash distributions to our common unitholders of $3.9 million and our payment of cash distributions to the holders of our Series A preferred units of $0.3 million. This was partially offset by the receipt of $14.7 million on the $63 million revolving credit tranche of the $385 million facility.

Net cash used in financing activities for the three months ended September 30, 2020 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, the quarterly repayment of $6.4 million on the $385 million facility, our payment of cash distributions to our common unitholders of $15.0 million and our payment of cash distributions to the holders of our Series A preferred units of $3.7 million. This was partially offset by receipt of $6.6 million on the $85 million revolving credit facility and proceeds of $0.3 million for the issuance of Series A preferred units under our ATM program.

As a result of the foregoing, cash, cash equivalents and restricted cash increased by $17.6 million for the three months ended September 30, 2021, while cash, cash equivalents and restricted cash decreased by $0.2 million for the three months ended September 30, 2020.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate risk, foreign currency risk, credit risk and concentrations of risk.

Interest Rate Risk

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduce the exposure to interest rate variability on its outstanding floating-rate debt over the life of the interest rate swaps. As of September 30, 2021 and 2020, there were interest rate swap agreements related to the Lampung facility ("Lampung interest rate swaps") and the commercial tranche of the $385 million facility floating rate debt ("$385 million interest rate swaps") that are designated as cash flow hedges for accounting purposes.

As of September 30, 2021, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$68,159	$(3,427)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,739)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,473)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,370)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,219)	Jan 2026	2.650%
(1)	Excludes the margins paid on the floating-rate debt.
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the nine months ended September 30, 2021 and 2020, no derivative financial instruments have been used to manage foreign exchange risk.

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates, net investment in financing lease and interest rate swap agreements. Further, the Partnership has future exposure for Höegh LNG’s ability to make payments to the Partnership for the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the boil-off settlement agreement. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty’s financial condition. PGN guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. Höegh LNG provides a guarantee for its subsidiary’s payment obligations under the Subsequent Charter. The other time charters do not have parent company guarantees.

Concentration of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung or the Höegh Grace terminate prematurely, Höegh LNG terminate prematurely the Subsequent Charter for the Höegh Gallant, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest,taxes,depreciation and amortization. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Nine months ended September 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$41,263	20,397	(17,824)	43,836			$43,836	(3)
Interest income	(140)	—	(257)	(397)	—	(4)	(397)
Interest expense	9,135	8,089	12,305	29,529	(8,089)	(4)	21,440
Depreciation and amortization	15,318	7,469	—	22,787	(7,469)	(5)	15,318
Other financial items (2)	2,145	(9,984)	148	(7,691)	9,984	(6)	2,293
Income tax (benefit) expense	15,757	—	—	15,757	—		15,757
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	8,089	(4)	8,089
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,469	(5)	7,469
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(9,984)	(6)	(9,984)
Segment EBITDA	$83,478	25,971	(5,628)	103,821			$103,821

	Nine months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$60,198	2,202	(17,769)	44,631			$44,631	(3)
Interest income	(197)	(52)	(273)	(522)	52	(4)	(470)
Interest expense	5,687	8,891	13,160	27,738	(8,891)	(4)	18,847
Depreciation and amortization	15,727	7,475	—	23,202	(7,475)	(5)	15,727
Other financial items (2)	1,705	7,277	275	9,257	(7,277)	(6)	1,980
Income tax (benefit) expense	4,240	—	—	4,240	—		4,240
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	8,839	(4)	8,839
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,475	(5)	7,475
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	7,277	(6)	7,277
Segment EBITDA	$87,360	25,793	(4,607)	108,546			$108,546

	Three months ended September 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$17,416	6,056	(6,113)	17,359			$17,359	(3)
Interest income	(42)	—	(124)	(166)	—	(4)	(166)
Interest expense	2,043	2,641	4,103	8,787	(2,641)	(4)	6,146
Depreciation and amortization	5,096	2,489	—	7,585	(2,489)	(5)	5,096
Other financial items (2)	934	(2,283)	48	(1,301)	2,283	(6)	982
Income tax (benefit) expense	2,817	—	—	2,817	—		2,817
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,641	(4)	2,641
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,283)	(6)	(2,283)
Segment EBITDA	$28,264	8,903	(2,086)	35,081			$35,081

	Three months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$19,598	5,774	(5,897)	19,475			$19,475	(3)
Interest income	(52)	—	(83)	(135)	—	(4)	(135)
Interest expense	1,807	2,895	4,207	8,909	(2,895)	(4)	6,014
Depreciation and amortization	5,210	2,490	—	7,700	(2,490)	(5)	5,210
Other financial items (2)	660	(2,220)	186	(1,374)	2,220	(6)	846
Income tax (benefit) expense	1,859	—	—	1,859	—	(7)	1,859
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,895	(4)	2,895
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,490	(5)	2,490
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,220)	(6)	(2,220)
Segment EBITDA	$29,082	8,939	(1,587)	36,434			$36,434
1)

Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

2)	Other financial income consists of gains and losses on derivative financial instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
3)

There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

4)

Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

5)

Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

6)

Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

7)

Income tax (benefit) expense for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Income tax (benefit) expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Income tax (benefit) expense for the Consolidated reporting.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on our business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;
●	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;
●	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;
●	restrictions in our debt agreements and pursuant to local laws on our joint ventures' and our subsidiaries' ability to make distributions;
●	the ability of Höegh LNG to meet its financial obligations to us pursuant to the Subsequent Charter, the Suspension Agreement and the $85 million revolving credit facility and its guarantee and indemnification obligations;
●	the change in the ability of Höegh LNG to compete with us as a result of its completion of the Amalgamation;
●	our ability to compete successfully for future chartering and newbuilding opportunities;
●	demand in the FSRU sector or the LNG shipping sector, including demand for our vessels;
●	our ability to purchase additional vessels from Höegh LNG in the future;
●	our ability to integrate and realize the anticipated benefits from acquisitions;
●	our anticipated growth strategies, including the acquisition of vessels;
●	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;
●	effects of volatility in global prices for crude oil and natural gas;
●	the effect of the worldwide economic environment;
●	turmoil in the global financial markets;
●	fluctuations in currencies and interest rates;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in our operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;
●	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
●	the financial condition, liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;
●	our ability to replace existing borrowings (including the Lampung facility, the Joint Venture facilities and the $85 million revolving credit facility), make additional borrowings and to access public equity and debt capital markets;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the exercise of purchase options by our customers;

●	our ability to perform under our contracts and maintain long-term relationships with our customers;
●	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;
●	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;
●	the operating performance of our vessels and any related claims by Total S.A., PGN LNG or other customers;
●	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;
●	the results of the arbitration with the charterer of PGN FSRU Lampung;
●	timely acceptance of our vessels by their charterers;
●	termination dates and extensions of charters;
●	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
●	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
●	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;
●	the number of off-hire days and drydocking requirements, including our ability to complete scheduled drydocking on time and within budget;
●	our general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreement;
●	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to our unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	our ability to hire or retain key employees;
●	customers’ increasing emphasis on environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	risks inherent in the operation of our vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;
●	future sales of our common units, Series A preferred units or other securities in the public market;
●	our business strategy and other plans and objectives for future operations;
●	our ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and
●	other factors listed from time to time in the reports and other documents that we file with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

RISK FACTORS

In addition to other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed below and in Part I, Item 3D, “Risk Factors” in our 2020 Form 20-F and in our Form 6-K for the quarterly period ended June 30, 2021, which could materially affect our business, financial condition or future results.

We may not be able to continue as a going concern if we are not able to refinance certain of our and our Joint Ventures’ existing indebtedness.

The unaudited condensed interim consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. We are in ongoing discussions with various financial institutions to refinance our indebtedness set forth below:

•

the commercial tranche of the Lampung facility, which had an initial loan balance of $46.4 million, which was initially due to mature on September 29, 2021 but is now deferred to January 14, 2022 and will be further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing are in place by December 29, 2021;

•

the export credit tranche of the Lampung facility, which had an initial loan balance of $178.6 million, which may be called if the commercial tranche of the Lampung facility is not refinanced when it matures;

•	the Neptune facility, which had an initial loan balance of $297.4 million, due to mature on November 30, 2021
•	the Cape Ann facility, which had an initial loan balance of $300 million, due to mature on June 1, 2022;

While we believe it is probable that we will be able to obtain the necessary funds, we cannot be certain that refinancing arrangements will be executed in time or at all. Our ability to complete refinancing arrangements may be limited by our financial condition at the time of such refinancing, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Global financial markets and economic conditions have been and continue to be volatile, particularly with the COVID-19 pandemic. In addition, as a result of recent concerns about the stability of financial markets generally, and the solvency of counterparties specifically, stemming from the COVID-19 pandemic, the availability and cost of obtaining money from the public and private equity and debt markets has become more difficult. Many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and reduced, and in some cases ceased, to provide funding to borrowers and other market participants. If any of the above facilities is not refinanced on a timely basis, we would likely pursue extensions of the maturity of such facilities, seek additional equity capital or negotiate with our creditors to procure additional time to facilitate refinancing. We expect that in connection with any such debt negotiation and extension, we will have to pay waiver and extension fees to such lenders, in amounts that are not knowable.

INDEX TO THE FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2021 and 2020	F-2
Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2021 and 2020	F-3
Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	F-4
Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2021 and the Year Ended December 31, 2020	F-6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2021 and 2020	F-7
Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-9

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
REVENUES
Time charter revenues	3,4	$35,596	$35,913	$105,068	$107,036
Total revenues		35,596	35,913	105,068	107,036
OPERATING EXPENSES
Vessel operating expenses		(5,927)	(5,963)	(18,213)	(17,246)
Administrative expenses		(3,491)	(2,455)	(9,005)	(7,037)
Depreciation and amortization		(5,096)	(5,210)	(15,318)	(15,727)
Total operating expenses	11	(14,514)	(13,628)	(42,536)	(40,010)
Equity in earnings (losses) of joint ventures	3,7	6,056	5,774	20,397	2,202
Operating income (loss)	3	27,138	28,059	82,929	69,228
FINANCIAL INCOME (EXPENSE), NET
Interest income	11	166	135	397	470
Interest expense	11,13	(6,146)	(6,014)	(21,440)	(18,847)
Other items, net		(982)	(846)	(2,293)	(1,980)
Total financial income (expense), net	5	(6,962)	(6,725)	(23,336)	(20,357)
Income (loss) before tax		20,176	21,334	59,593	48,871
Income tax benefit (expense)	6	(2,817)	(1,859)	(15,757)	(4,240)
Net income (loss)	3	$17,359	$19,475	$43,836	$44,631
Preferred unitholders’ interest in net income		3,877	3,681	11,631	11,017
Limited partners’ interest in net income (loss)		$13,482	$15,794	$32,205	$33,614

Earnings per unit
Common unit public (basic and diluted)	17	$0.40	$0.46	$0.95	$0.97
Common unit Höegh LNG (basic and diluted)	17	$0.40	$0.49	$0.98	$1.05

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2021	2020	2021	2020
Net income (loss)		$17,359	$19,475	$43,836	$44,631
Unrealized gains (losses) on cash flow hedge	13	2,049	1,967	9,416	(13,847)
Income tax benefit (expense)	13	(43)	(61)	(160)	(190)
Other comprehensive income (loss)		2,006	1,906	9,256	(14,037)
Comprehensive income (loss)		$19,365	$21,381	$53,092	$30,594
Preferred unitholders’ interest in net income		3,877	3,681	11,631	11,017
Limited partners’ interest in comprehensive income (loss)		$15,488	$17,700	$41,461	$19,577

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents	12	$45,373	$31,770
Restricted cash	12	6,215	7,198
Trade receivables	4.12	4,430	415
Amounts due from affiliates	4,11,12	3,880	3,639
Advances to joint ventures	8,12	4,410	3,284
Inventory		20	—
Current portion of net investment in financing lease	4	5,308	4,969
Prepaid expenses and other receivables		3,220	3,883
Total current assets		72,856	55,158
Long-term assets
Restricted cash	12	9,143	12,095
Accumulated earnings of joint ventures	7	30,086	9,690
Advances to joint ventures	8,12	—	869
Vessels, net of accumulated depreciation		605,911	619,620
Other equipment		122	109
Intangibles and goodwill		11,995	14,056
Net investment in financing lease	4	265,264	269,288
Long-term deferred tax asset	6	207	102
Other long-term assets		822	823
Total long-term assets		923,550	926,652
Total assets		$996,406	$981,810

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2021	2020
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,12	$55,987	$59,119
Trade payables		1,222	467
Amounts due to owners and affiliates	11,12	3,291	2,600
Value added and withholding tax liability		573	1,445
Derivative instruments	12,13	6,092	6,945
Accrued liabilities and other payables	10	12,724	7,232
Total current liabilities		79,889	77,808
Long-term liabilities
Long-term debt	9,12	341,394	355,470
Revolving credit facility due to owners and affiliates	11,12	24,681	18,465
Derivative instruments	12,13	11,136	19,530
Long-term tax liability	6	8,459	2,668
Long-term deferred tax liability	6	16,755	14,430
Other long-term liabilities		131	124
Total long-term liabilities		402,556	410,687
Total liabilities		482,445	488,495
EQUITY
8.75% Series A preferred units: 7,089,325 units issued and outstanding at September 30, 2021 and 6,752,333 units issued and outstanding at December 31, 2020	15,16	176,078	167,760
Common units public: 18,115,504 units issued and outstanding at September 30, 2021 and 18,050,941 units issued and outstanding at December 31, 2020	15,16	311,029	308,850
Common units Höegh LNG: 15,257,498 units issued and outstanding at September 30, 2021 and December 31, 2020	16	47,170	46,277
Accumulated other comprehensive income (loss)		(20,316)	(29,572)
Total partners’ capital		513,961	493,315
Total equity		513,961	493,315
Total liabilities and equity		$996,406	$981,810

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of U.S. dollars)

	Partners’ Capital
	8.75%		Common	Accumulated
	Series A	Common	Units	Other
	Preferred	Units	Höegh	Comprehensive	Total
	Units	Public	LNG	Income	Equity
Consolidated balance as of December 31, 2019	$164,482	315,176	39,795	(17,943)	$501,510
Net income	14,802	25,333	23,010	—	63,145
Cash distributions to unitholders	(14,698)	(31,737)	(28,451)	—	(74,886)
Cumulative change in accounting principle	—	(84)	(72)	—	(156)
Other comprehensive income	—	—	—	(11,629)	(11,629)
Net proceeds from issuance of Series A preferred units	3,174	—	—	—	3,174
Issuance of units for Board of Directors’ fees	—	181	—	—	181
Contribution from Höegh LNG	—	—	11,850	—	11,850
Other and contributions from owners	—	(19)	145	—	126
Consolidated balance as of December 31, 2020	$167,760	308,850	46,277	(29,572)	$493,315
Net income	11,631	17,262	14,943	—	43,836
Cash distributions to unitholders	(11,631)	(16,112)	(14,380)	—	(42,123)
Other comprehensive income	—	—	—	9,256	9,256
Net proceeds from issuance of common units	—	818	—	—	818
Net proceeds from issuance of Series A preferred units	8,318	—	—	—	8,318
Issuance of units for Board of Directors’ fees	—	211	—	—	211
Contribution from Höegh LNG	—	—	315	—	315
Other and contributions from owners	—	—	15	—	15
Consolidated balance as of September 30, 2021	$176,078	311,029	47,170	(20,316)	$513,961

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$17,359	$19,475	$43,836	$44,631
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,096	5,210	15,318	15,727
Equity in (earnings) losses of joint ventures	(6,056)	(5,774)	(20,397)	(2,202)
Changes in accrued interest income on advances to joint ventures	(124)	(82)	(257)	(239)
Amortization of deferred debt issuance cost	572	567	5,214	1,737
Amortization in revenue for above market contract	694	694	2,060	2,358
Expenditure for drydocking	—	—	(1,590)	—
Changes in accrued interest expense	(120)	(147)	284	(289)
Receipts from repayment of principal on financing lease	1,256	1,150	3,686	3,376
Unrealized foreign exchange losses (gains)	25	90	18	22
Unrealized loss (gain) on derivative instruments	67	24	169	136
Non-cash revenue: tax paid directly by charterer	(225)	(215)	(657)	(638)
Non-cash income tax expense: tax paid directly by charterer	225	215	657	638
Deferred tax expense and provision for tax uncertainty	(849)	809	10,491	1,643
Issuance of units for Board of Directors’ fees	84	128	211	128
Other adjustments	(4)	(85)	15	135
Changes in working capital:
Trade receivables	2	(261)	(4,015)	(3,944)
Inventory	5	—	(20)	463
Prepaid expenses and other receivables	3,131	174	869	(565)
Trade payables	(190)	(136)	759	(277)
Amounts due to owners and affiliates	(579)	843	443	552
Value added and withholding tax liability	(96)	(250)	(1,127)	(1,109)
Accrued liabilities and other payables	1,585	379	3,109	(2,139)
Net cash provided by (used in) operating activities	21,858	22,808	59,076	60,144

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	—	—	—	(8)
Net cash provided by (used in) investing activities	$—	$—	$—	$(8)

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
FINANCING ACTIVITIES
Proceeds from long-term debt	$14,750	$—	$14,750	$—
Proceeds from revolving credit facility due to owners and affiliates	—	6,600	6,000	11,100
Repayment of long-term debt	(11,165)	(11,165)	(33,495)	(33,495)
Payment of debt issuance costs	(3,677)	—	(3,677)	—
Net proceeds from issuance of common units	—	—	818	—
Net proceeds from issuance of Series A preferred units	—	268	8,318	2,393
Cash distributions to limited partners and preferred unitholders	(4,211)	(18,713)	(42,123)	(56,141)
Net cash provided by (used in) financing activities	(4,303)	(23,010)	(49,409)	(76,143)

Increase (decrease) in cash, cash equivalents and restricted cash	17,555	(202)	9,667	(16,007)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2	(29)	1	(30)
Cash, cash equivalents and restricted cash, beginning of period	43,174	44,013	51,063	59,819
Cash, cash equivalents and restricted cash, end of period	$60,731	$43,782	$60,731	$43,782

Cash, cash equivalents and restricted cash; beginning of period:

	As of
	December 31,
	2020	2019
Cash and cash equivalents	$31,770	$39,126
Restricted cash - current asset	7,198	8,066
Restricted cash - non-current asset	12,095	12,627
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$51,063	$59,819

Cash, cash equivalents and restricted cash; end of period:

	As of
	September 30,
	2021	2020
Cash and cash equivalents	$45,373	$25,048
Restricted cash - current asset	6,215	6,524
Restricted cash - non-current asset	9,143	12,210
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$60,731	$43,782

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

l1. Description of business

Höegh LNG Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring from Höegh LNG Holdings Ltd. (“Höegh LNG”) its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”) in August 2014. As of September 30, 2021, the Partnership has a fleet of five floating storage regasification units (“FSRUs”).

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply SA, as novated to Total Gas & Power Ltd. in February 2020, both subsidiaries of Total S.A. (“Total”), to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The Höegh Gallant operated under a long term time charter which started in April 2015 and expired in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. On February 27, 2020, the Partnership exercised its right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, the Partnership entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (the “Subsequent Charter”). The Subsequent Charter commenced on May 1, 2020 and expires July 31, 2025. On September 23, 2021, the Partnership entered into agreements with subsidiaries of New Fortress Energy Inc (“NFE”) to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with an expected commencement during December 2021 (the “New Charter”). The Partnership has also entered into an agreement to suspend the Subsequent Charter for the Höegh Gallant with a subsidiary of Höegh LNG, with effect from the commencement of the New Charter (the "Suspension Agreement"). The Höegh Grace operates under a long term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC"). SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of September 30, 2021:

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns Cape Ann
Hoegh LNG Cyprus Limited (100% owned)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% indirectly owned)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% indirectly owned)	Colombia	Operating Company
(1)	PT Hoegh LNG Lampung is a variable interest entity, which is 100% consolidated in the consolidated financial statements.
(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

2. Significant accounting policies

Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All intercompany balances and transactions are eliminated. The footnotes are condensed and do not include all the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2020, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are treated as variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the criteria set forth in US GAAP, PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid-up capital under Indonesian law. As of September 30, 2021, PT Hoegh LNG Lampung is in the process of establishing the required statutory reserves and therefore is currently unable to make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to the Partnership. Refer to note 9.

The Partnership has also determined that Hoegh LNG Cyprus Limited is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial support. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Hoegh LNG Cyprus Limited are included in the consolidated financial statements. Under Cyprus law, dividends may only be distributed out of profits and not from the share capital of the company.

The Partnership has determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial support and financial guarantees under its subsidiary’s facility to finance the Höegh Grace. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions.

Dividends and other distributions from Höegh LNG Cyprus Limited, Hoegh LNG Colombia Ltd. and Höegh LNG FSRU IV Ltd. may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Refer to note 9.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated earnings (losses) of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $3.5 million and $3.3 million, respectively, as of September 30, 2021 and December 31, 2020. The Partnership’s accumulated earnings, or its share of net assets, were $15.7 million and $5.5 million, respectively, as of September 30, 2021 and December 31, 2020. The Partnership's carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.9 million and $0.9 million, respectively, as of September 30, 2021 and December 31, 2020. The Partnership’s accumulated earnings, or its share of net assets, were $14.4 million and $4.2 million, respectively, as of September 30, 2021 and December 31, 2020. The major reason that the Partnership had accumulated earnings in the joint ventures as of September 30, 2021 and the major reason that the Partnership historically has had accumulated losses in the joint ventures, or net liabilities, is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated earnings or losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Refer to notes 8 and 14 for additional discussion on dividend distributions.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Going concern

The unaudited condensed interim consolidated financial statements have been prepared assuming that the Partnership will continue as a going concern. In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections. To ensure we have the necessary liquidity to satisfy our anticipated capital expenditures, scheduled repayments of long and short-term debts, financing costs and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions. The main items that management considered from a liquidity standpoint were:

●	the commercial tranche of the Lampung facility, which had an initial loan balance of $46.4 million, which was initially due to mature on September 29, 2021 but is now deferred to January 14, 2022 and will be further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing (as defined in the Lampung facility agreement) are in place by December 29, 2021;
●	the export credit tranche of the Lampung facility, which had an initial loan balance of $178.6 million, which may be called if the commercial tranche of the Lampung facility is not refinanced when it matures;
●	the Neptune facility, which had an initial loan balance of $297.4 million, due to mature on November 30, 2021;
●	the Cape Ann facility, which had an initial loan balance of $300 million, due to mature on June 1, 2022;
●	the $85 million revolving credit facility due to mature on January 1, 2023.;
●	our ability to monetize assets, including but not limited to, the risk of fluctuations in our unit price.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our debt requirements, and sourcing new funding, primarily as a result of the strong fundamentals in relation to our assets (including contracted cash flows), we cannot be certain that refinancing arrangements will be executed in time or at all. Global financial markets and economic conditions have been and continue to be volatile, particularly with the COVID-19 pandemic. In this context, we continue to have productive discussions with existing and potential new lenders, and believe that these external developments are not likely to have a material adverse effect on our ability to refinance existing debt requirements, monetize existing assets and source new funding.

Further, if market and economic conditions were to be favorable, we may also consider, in conjunction with the refinancing of existing loans, further issuances of corporate debt or equity to increase liquidity to meet maturing obligations. To this aim, sources of funding for our long-term obligations are continually reviewed by management and include a combination of new loans, refinancing of existing arrangements, public and private debt or equity offerings, and potential asset sales.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these consolidated financial statements were issued. Please refer to note 19 for the Partnership’s plan to refinance the Lampung facility.

Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2020 included in the Partnership’s Annual Report, except as described below.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recently adopted accounting pronouncements

On January 1, 2021, the Partnership adopted the Financial Accounting Standards Board’s (“FASB”) revised guidance on Income Taxes - Simplifying the Accounting for Income Taxes. The revised guidance eliminates certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This revised guidance has not had a material impact on the Partnership's consolidated financial statements and related disclosures.

Recently issued accounting pronouncements

In March 2020, FASB issued final guidance for Reference Rate Reform to provide temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. The guidance is effective upon issuance through December 31, 2022. The Partnership is evaluating the impact of this revised guidance on its consolidated financial statements for the expected transitions from LIBOR to alternative reference rates. In January 2021, FASB issued an update to the guidance from 2020 to clarify its scope.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

3. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three and nine months ended September 30, 2021 and 2020, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three and nine months ended September 30, 2021 and 2020, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$35,596	10,835	—	46,431	(10,835)	(1)	$35,596
Total revenues	35,596	10,835	—	46,431			35,596
Operating expenses	(7,332)	(1,932)	(2,086)	(11,350)	1,932	(1)	(9,418)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,056	(1)	6,056
Segment EBITDA	28,264	8,903	(2,086)	35,081
Depreciation and amortization	(5,096)	(2,489)	—	(7,585)	2,489	(1)	(5,096)
Operating income (loss)	23,168	6,414	(2,086)	27,496			27,138
Gain (loss) on derivative instruments	—	2,287	—	2,287	(2,287)	(1)	—
Other financial income (expense), net	(2,935)	(2,645)	(4,027)	(9,607)	2,645	(1)	(6,962)
Income (loss) before tax	20,233	6,056	(6,113)	20,176			20,176
Income tax expense	(2,817)	—	—	(2,817)	—		(2,817)
Net income (loss)	$17,416	6,056	(6,113)	17,359	—		$17,359
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$17,416	6,056	(6,113)	17,359	(3,877)	(2)	$13,482
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.

	Three months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$35,913	10,896	—	46,809	(10,896)	(1)	$35,913
Total revenues	35,913	10,896	—	46,809			35,913
Operating expenses	(6,831)	(1,957)	(1,587)	(10,375)	1,957	(1)	(8,418)
Equity in earnings (losses) of joint ventures	—	—	—	—	5,774	(1)	5,774
Segment EBITDA	29,082	8,939	(1,587)	36,434
Depreciation and amortization	(5,210)	(2,490)	—	(7,700)	2,490	(1)	(5,210)
Operating income (loss)	23,872	6,449	(1,587)	28,734			28,059
Gain (loss) on derivative instruments	—	2,226	—	2,226	(2,226)	(1)	—
Other financial income (expense), net	(2,415)	(2,901)	(4,310)	(9,626)	2,901	(1)	(6,725)
Income (loss) before tax	21,457	5,774	(5,897)	21,334			21,334
Income tax expense	(1,859)	—	—	(1,859)	—		(1,859)
Net income (loss)	$19,598	5,774	(5,897)	19,475	—		$19,475
Preferred unitholders’ interest in net income	—	—	—	—	3,681	(2)	3,681
Limited partners’ interest in net income (loss)	$19,598	5,774	(5,897)	19,475	(3,681)	(2)	$15,794
(1)

Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.

(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$105,068	31,579	—	136,647	(31,579)	(1)	$105,068
Total revenues	105,068	31,579	—	136,647			105,068
Operating expenses	(21,590)	(5,608)	(5,628)	(32,826)	5,608	(1)	(27,218)
Equity in earnings (losses) of joint ventures	—	—	—	—	20,397	(1)	20,397
Segment EBITDA	83,478	25,971	(5,628)	103,821
Depreciation and amortization	(15,318)	(7,469)	—	(22,787)	7,469	(1)	(15,318)
Operating income (loss)	68,160	18,502	(5,628)	81,034			82,929
Gain (loss) on derivative instruments	—	9,994	—	9,994	(9,994)	(1)	—
Other financial income (expense), net	(11,140)	(8,099)	(12,196)	(31,435)	8,099	(1)	(23,336)
Income (loss) before tax	57,020	20,397	(17,824)	59,593			59,593
Income tax expense	(15,757)	—	—	(15,757)	—		(15,757)
Net income (loss)	$41,263	20,397	(17,824)	43,836	—		$43,836
Preferred unitholders’ interest in net income	—	—	—	—	11,631	(2)	11,631
Limited partners’ interest in net income (loss)	$41,263	20,397	(17,824)	43,836	(11,631)	(2)	$32,205
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

	Nine months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$107,036	33,561	—	140,597	(33,561)	(1)	$107,036
Total revenues	107,036	33,561	—	140,597			107,036
Operating expenses	(19,676)	(7,768)	(4,607)	(32,051)	7,768	(1)	(24,283)
Equity in earnings (losses) of joint ventures	—	—	—	—	2,202	(1)	2,202
Segment EBITDA	87,360	25,793	(4,607)	108,546
Depreciation and amortization	(15,727)	(7,475)	—	(23,202)	7,475	(1)	(15,727)
Operating income (loss)	71,633	18,318	(4,607)	85,344			69,228
Gain (loss) on derivative instruments	—	(7,264)	—	(7,264)	7,264	(1)	—
Other financial income (expense), net	(7,195)	(8,852)	(13,162)	(29,209)	8,852	(1)	(20,357)
Income (loss) before tax	64,438	2,202	(17,769)	48,871			48,871
Income tax expense	(4,240)	—	—	(4,240)	—		(4,240)
Net income (loss)	$60,198	2,202	(17,769)	44,631	—		$44,631
Preferred unitholders’ interest in net income	—	—	—	—	11,017	(2)	11,017
Limited partners’ interest in net income (loss)	$60,198	2,202	(17,769)	44,631	(11,017)	(2)	$33,614
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders' interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of September 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$605,911	234,795	—	840,706	(234,795)	(1)	$605,911
Net investment in financing lease	270,572	—	—	270,572	—		270,572
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	4,410	4,410	—		4,410
Total assets	961,783	265,442	34,623	1,261,848	(265,442)	(1)	996,406
Accumulated earnings of joint ventures	—	—	50	50	30,036	(1)	30,086
Expenditures for drydocking	1,590	6	—	1,596	(6)	(2)	1,590
Principal repayment financing lease	3,686	—	—	3,686	—		3,686
Amortization of above market contract	$2,060	—	—	2,060	—		$2,060
(1)

Eliminates the proportional share of the Joint venture FSRUs' Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership's share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings (losses) of joint ventures.

(2)	Eliminates the Joint venture FSRUs' Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

	As of December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$619,620	242,226	—	861,846	(242,226)	(1)	$619,620
Net investment in financing lease	274,257	—	—	274,257	—		274,257
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	4,153	4,153	—		4,153
Total assets	969,278	267,003	12,532	1,248,813	(267,003)	(1)	981,810
Accumulated earnings of joint ventures	—	—	50	50	9,640	(1)	9,690
Expenditures for vessels & equipment	8	75	—	83	(75)	(2)	8
Expenditures for drydocking	—	2	—	2	(2)	(2)	—
Principal repayment financing lease	4,551	—	—	4,551	—		4,551
Amortization of above market contract	$3,052	—	—	3,052	—		$3,052
(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

4. Time charter revenues and related contract balances

The Partnership presents its revenue by segment, disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue recognized for the Majority held FSRUs includes the amortization of above market contract intangibles. Revenue recognized for Joint venture FSRUs includes the amortization of deferred revenues related to the charterer's reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing. The Partnership believes the nature of its time charter contracts are the same, regardless of whether the contracts are accounted for as financing leases or operating leases for accounting purposes. As such, the Partnership did not apply the practical

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

expedient in the lease guidance to combine lease and services components for operating leases because this would result in inconsistent disclosure for the time charter contracts.

The following tables summarize the disaggregated revenue of the Partnership by segment for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$21,733	6,475	—	28,208	(6,475)	$21,733
Time charter service revenues, excluding amortization	14,557	3,677	—	18,234	(3,677)	14,557
Amortization of above market contract intangibles	(694)	—	—	(694)	—	(694)
Amortization of deferred revenue for modifications & drydock	—	683	—	683	(683)	—
Total revenues (3)	$35,596	10,835	—	46,431	(10,835)	$35,596

	Three months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$21,830	6,476	—	28,306	(6,476)	$21,830
Time charter service revenues, excluding amortization	14,777	3,738	—	18,515	(3,738)	14,777
Amortization of above market contract intangibles	(694)	—	—	(694)	—	(694)
Amortization of deferred revenue for modifications & drydock	—	682	—	682	(682)	—
Total revenues (3)	$35,913	10,896	—	46,809	(10,896)	$35,913

	Nine months ended September 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$64,759	19,215	—	83,974	(19,215)	$64,759
Time charter service revenues, excluding amortization	42,369	10,315	—	52,684	(10,315)	42,369
Amortization of above market contract intangibles	(2,060)	—	—	(2,060)	—	(2,060)
Amortization of deferred revenue for modifications & drydock	—	2,049	—	2,049	(2,049)	—
Total revenues (3)	$105,068	31,579	—	136,647	(31,579)	$105,068

	Nine months ended September 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$66,224	19,285	—	85,509	(19,285)	$66,224
Time charter service revenues, excluding amortization	43,170	12,245	—	55,415	(12,245)	43,170
Amortization of above market contract intangibles	(2,358)	—	—	(2,358)	—	(2,358)
Amortization of deferred revenue for modifications & drydock	—	2,031	—	2,031	(2,031)	—
Total revenues (3)	$107,036	33,561	—	140,597	(33,561)	$107,036

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(1)	Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership's share of the Joint venture FSRUs revenues is included in Equity in earnings (loss) of joint ventures on the consolidated income statement.
(2)	The financing lease revenues comprise about one-fourth of the total lease revenues for the three and nine months ended September 30, 2021 and 2020.
(3)	Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of total revenues and is disclosed separately in the consolidated statement of cash flows.

The Partnership’s risk and exposure related to uncertainty of revenues or cash flows related to its long-term time charter contracts primarily relate to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU.

The consolidated trade receivables, contract assets, contract liabilities and refund liabilities included in the table below exclude the balances for the Joint venture FSRUs. The Partnership’s share of net assets in the Joint venture FSRUs is recorded in the consolidated balance sheet using the equity method on the line Accumulated earnings in joint ventures.

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Trade receivable for lease	$5,174	$2,608
Trade receivable for time charter services	3,196	1,506
Allowance for expected credit losses	(60)	(60)
Total trade receivable and amounts due from affiliates	$8,310	$4,054

For the three and nine months ended September 30, 2021, there was no change in the allowance for expected credit losses. For the year ended December 31, 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the standard on Financial Instruments – Credit Losses: Measurement of Credit Losses on January 1, 2020.

The following tables summarize the consolidated contract assets, contract liabilities and refund liabilities to customers for the nine months ended September 30, 2021 and for the year ended December 31, 2020:

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2021	$261	$(891)
Additions	—	(820)
Reduction for receivables recorded	—	312
Balance September 30, 2021	$261	$(1,399)

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2020	$279	$(125)
Additions	—	(841)
Reduction for receivables recorded	(18)	—
Reduction for revenue recognized (excluding amortization)	—	10
Reduction for revenue recognized from previous years	—	48
Repayments of refund liabilities to charterer	—	17
Balance December 31, 2020	$261	$(891)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables. Current and non-current contract liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively. Refund liabilities are reported in the consolidated balance sheet as a component of accrued liabilities and other payables.

The service-related contract asset reflected in the balance sheet relates to accrued revenue for reimbursable costs from charterers.

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that result in reduction of hire, liquidated damages or other performance related payments.

Net investment in financing lease:

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The financing lease is reflected on the consolidated balance sheets as net investment in financing lease, a receivable, as follows:

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,345)	(440,345)
Initial direct cost, net	3,095	3,095
Net investment in financing lease at origination	297,824	297,824
Principal repayment and amortization	(27,156)	(23,471)
Allowance for credit loss	(96)	(96)
Net investment in financing lease at period end	270,572	274,257
Less: Current portion	(5,308)	(4,969)
Long term net investment in financing lease	$265,264	$269,288

Net investment in financing lease consists of:
Financing lease receivable	$225,099	$231,725
Unguaranteed residual value	45,473	42,532
Net investment in financing lease at period end	$270,572	$274,257

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
Interest income	$166	$135	$397	$470
Interest expense:
Interest expense	(5,001)	(5,388)	(15,081)	(16,871)
Amortization and gain (loss) on cash flow hedge	(67)	(24)	(169)	(136)
Commitment fees	(506)	(35)	(976)	(103)
Amortization of debt issuance cost	(572)	(567)	(5,214)	(1,737)
Total interest expense	(6,146)	(6,014)	(21,440)	(18,847)
Other items, net:
Foreign exchange gain (loss)	(18)	(157)	(41)	56
Bank charges, fees and other	(391)	(93)	(499)	(219)
Withholding tax on interest expense and other	(573)	(596)	(1,753)	(1,817)
Total other items, net	(982)	(846)	(2,293)	(1,980)
Total financial income (expense), net	$(6,962)	$(6,725)	$(23,336)	$(20,357)

Interest income related to cash balances and interest accrued on the advances to the joint ventures for each of the three and nine months ended September 30, 2021 and 2020. Interest expense includes interest related to the revolving credit facility from Höegh LNG, the Lampung facility and the $385 million facility.

6. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus and for certain Colombian source income. Income tax expense for the three months ended September 30, 2021 was $2.8 million, an increase of $0.9 million compared to $1.9 million for the three months ended September 30, 2020. Income tax expense for the nine months ended September 30, 2021 was $15.8 million, an increase of $11.5 million compared to $4.2 million for the nine months ended September 30, 2020. The main reason for the increase in income taxes for the three and nine months ended September 30, 2021 was an additional tax expense of $2.7 million in current taxes and an increase in the uncertain tax position of $8.4 million due to the completion of a tax audit related to 2019 in Indonesia.

In late June 2021, the tax audit for the Indonesian subsidiary's 2019 tax return was completed. The main finding was that an internal promissory note was reclassified from debt to equity such that 100% of the accrued interest was disallowed as a tax deduction. The Partnership and its Indonesian subsidiary disagree with the conclusion of the tax audit and the Indonesian subsidiary filed an Objection Request with the Central Jakarta Regional Tax Office on September 24, 2021 confirmed by the tax office September 27, 2021. The audit findings result in an uncertain tax position for the open years that remain subject to a potential tax audit in Indonesia. The position for the open tax years was to take a tax deduction for the interest expense on the promissory note. The Partnership and its Indonesian subsidiary disagree with the conclusion from the tax audit to reclassify from debt to equity. However, the Partnership and its Indonesian subsidiary may not be successful in the appeal, and the additional tax for 2019 is expensed and was paid in July 2021. Accordingly, the Indonesian subsidiary has recorded an increase in the tax provision, or liability, of $8.4 million for the potential future obligation to the tax authorities for a disallowed interest deduction compared with its position for the open years.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three and nine months ended September 30, 2021, there were increases in uncertain tax positions of $0.5 million and $8.4 million, respectively. As of September 30, 2021, and December 31, 2020, the unrecognized tax benefits were $11.1 million and $2.7 million, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.2 million and $0.7 million for the three and nine months ended September 30, 2021, respectively. The amount of non-cash income tax expense was $0.2 million and $0.6 million for the three and nine months ended September 30, 2020, respectively.

7. Investments in joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Accumulated earnings of joint ventures	$30,086	$9,690

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
Time charter revenues	$19,937	$19,899	$58,211	$60,275
Other income	1,732	1,892	4,946	6,847
Total revenues	21,669	21,791	63,157	67,122
Operating expenses	(3,864)	(3,913)	(11,215)	(15,535)
Depreciation and amortization	(5,132)	(5,135)	(15,400)	(15,411)
Operating income	12,673	12,743	36,542	36,176
Unrealized gain (loss) on derivative instruments	4,573	4,452	19,987	(14,527)
Other financial expense, net	(5,288)	(5,801)	(16,197)	(17,706)
Income (loss) before tax	11,958	11,394	40,332	3,943
Income tax expense	—	—	—	—
Net income (loss)	$11,958	$11,394	$40,332	$3,943
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	5,979	5,697	20,166	1,971
Eliminations	77	77	231	231
Equity in earnings (losses) of joint ventures	$6,056	$5,774	$20,397	$2,202

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Cash and cash equivalents	$24,408	$13,455
Restricted cash	36,241	21,264
Other current assets	639	178
Total current assets	61,288	34,897
Restricted cash	6	14,656
Vessels, net of accumulated depreciation	483,994	499,318
Total long-term assets	484,000	513,974
Current portion of long-term debt	353,245	199,030
Amounts and loans due to owners and affiliates	10,999	7,278
Derivative instruments	13,889	14,687
Refund liabilities	1,636	1,040
Other current liabilities	8,555	8,811
Total current liabilities	388,324	230,846
Long-term debt	—	176,385
Loans due to owners and affiliates	—	1,737
Derivative instruments	50,429	69,618
Other long-term liabilities	31,959	36,040
Total long-term liabilities	82,388	283,780
Net assets (liabilities)	$74,576	$34,245
Share of joint ventures owned	50%	50%
Share of joint ventures net assets (liabilities) before eliminations	37,288	17,123
Eliminations	(7,202)	(7,433)
Accumulated earnings (losses) of joint ventures	$30,086	$9,690

8. Advances to joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Current portion of advances to joint ventures	$4,410	$3,284
Long-term advances to joint ventures	—	869
Advances/shareholder loans to joint ventures	$4,410	$4,153

The Partnership had advances of $3.5 million and $3.3 million due from SRV Joint Gas Ltd. as of September 30, 2021 and December 31, 2020, respectively. The Partnership had advances of $0.9 million and $0.9 million due from SRV Joint Gas Two Ltd. as September 30, 2021 and December 31, 2020. The joint ventures repaid the original principal of all shareholder loans during 2016. As of September 30, 2021, and December 31, 2020, the outstanding balances are accrued interest on the shareholder loans.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim, which was settled in December 2020. The suspension of payments on the shareholder loans is currently being re-evaluated. Based on the final settlement of the boil-off claim made in December 2020, in addition to meeting certain conditions for making distributions as described below, the outstanding balances on the shareholder loans due from SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. have been classified as current as of September 30, 2021. Refer to note 14 under “Joint ventures boil-off settlement.” The advances, including accrued interest, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of September 30, 2021, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd and SRV Joint Gas Two Ltd. As a result, both SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. qualify to make payments on the shareholder loans or other distributions.

9. Long-term debt

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Lampung facility:
Export credit tranche	$68,159	$79,324
FSRU tranche	15,504	18,635
$385 million facility:
Commercial tranche	216,507	230,705
Export credit tranche	39,500	44,500
Revolving credit tranche	63,050	48,300
Outstanding principal	402,720	421,464
Lampung facility unamortized debt issuance cost	(2,154)	(2,999)
$385 million facility unamortized debt issuance costs	(3,185)	(3,876)
Total debt	397,381	414,589
Less: Current portion of long-term debt	(55,987)	(59,119)
Long-term debt	$341,394	$355,470

Lampung facility

PT Hoegh LNG Lampung is the Borrower and Höegh LNG is the guarantor for the Lampung facility.

The FSRU (commercial) tranche was repayable quarterly over 7 years with a final balloon payment of $16.5 million that was due on September 29, 2021. The lenders have agreed to defer the maturity of the Lampung facility’s commercial tranche from September 29, 2021 to January 14, 2022 which will be automatically further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing is in place by December 29, 2021. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche.

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Höegh LNG Lampung (“PT HLNG”) in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT HLNG. On August 2, 2021 the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The commercial tranche of the Lampung facility was initially due on September 29, 2021. During the third quarter of 2021, the maturity date was deferred to January 14, 2022 and will be further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing are in place by December 29, 2021. The export credit tranche of the Lampung facility can be called if the commercial tranche is not refinanced. The ongoing refinancing of the Lampung credit facility, which had been scheduled to close by the end of the second quarter of 2021, is not yet completed due to the failure by the charterer to countersign certain customary documents related to the new credit facility. These circumstances left the Partnership exposed to having to arrange alternative refinancing. Such alternative refinancing is in progress. In November we received commitment letters and a term sheet for an Approved Refinancing from a group of lenders. We expect to complete this refinancing before the deferred maturity date, subject to certain required approvals by export credit tranche lenders, completing documentation and customary closing conditions. However, we are also continuing to pursue other potential alternative debt structures. The terms of the alternative refinancing, if we are successful in finalizing such refinancing, are likely to be less favourable than the terms of the originally agreed refinancing and the existing Lampung facility.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung, or of the ongoing refinancing of the Lampung facility. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event that we are unable to refinance the Lampung facility or if the outcome of such dispute is unfavorable to us, it could have a material adverse impact on our business, results of operations, financial condition and ability to pay distributions to unitholders.

The primary financial covenants under the Lampung facility are as follows:

●	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;
●	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
●	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of September 30, 2021, the borrower and the guarantor were in compliance with the financial covenants under the Lampung facility. There is a subjective acceleration clause in the Lampung facility agreement, that provides any event or circumstance, which, in the opinion of the lenders, has or is reasonable likely to have a material adverse effect, can be deemed an event of default requiring repayment of the facility.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. Further, as a condition for the deferred maturity date of the Lampung facility, no shareholder loans may be repaid and no dividends may be paid to the Partnership by PT Höegh. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership prior to March 29, 2022. The pending arbitration with the charterer may also limit the ability to distribute cash from the Borrower. The Lampung facility limits, among other things, the ability of the Borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

$385 million facility

On January 29, 2019, the Partnership entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. Höegh LNG Partners LP is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit tranche. Hoegh LNG Cyprus Limited, which owns the Höegh Gallant, and Höegh LNG FSRU IV Ltd.,

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

the owner of the Höegh Grace (collectively, the "Vessel Owners"), and Höegh LNG Colombia S.A.S., are guarantors for the facility (collectively, the "guarantors"). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s, Höegh LNG FSRU IV Ltd.’s, Höegh LNG Colombia S.A.S.’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Höegh LNG Cyprus Limited, Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

On January 31, 2019, the Partnership drew $320 million under the commercial and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. On August 12, 2019, the Partnership drew $48.3 million under the revolving credit tranche of the $385 million facility, of which $34.0 million was used to repay part of the outstanding balance on the $85 million revolving credit facility due to Hoegh LNG. There were no draws during the year ended December 31, 2020. On September 3, 2021 the Partnership drew the remaining $14.7 million available on the $63 million revolving credit tranche of the $385 million facility.

The primary financial covenants under the $385 million facility are as follows:

●	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
◾	25% of total assets, and
◾	$150 million
o	Consolidated working capital (current assets, excluding intercompany receivables and marked-to-market value of any financial derivative, less current liabilities, excluding intercompany payables, marked-to-market value of any financial derivative and the current portion of long-term debt) shall at all times be greater than zero
o	Minimum liquidity (cash and cash equivalents and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
◾	$15 million, and
◾	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorate for partial ownership), subject to a cap of $20 million
●	The Vessel Owners must maintain a ratio of combined EBITDA to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

As of September 30, 2021, the borrower and the Vessel Owners were in compliance with the financial covenants.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Events of default include, among other things, change of control of Höegh LNG (a waiver of which was obtained in connection with the Amalgamation) or of the Partnership due to the failure of Höegh LNG to own at least 25% of the Partnership’s common units. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrower and the guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not at pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

10. Accrued liabilities and payables

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Accrued operating and administrative expenses	$4,277	$3,042
Accrued interest	2,394	2,641
Current tax payable	1,149	469
Current portion – provision for tax uncertainty (note 6)	2,641	—
Refund liabilities (note 4)	1,399	891
Lease liability	64	39
Other accruals and payables	800	150
Total accrued liabilities and other payables	$12,724	$7,232

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Related party transactions

Income (expenses) from related parties

As described in Related party agreements below, subsidiaries of Höegh LNG have provided the administrative services to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace as well as leasing the Höegh Gallant. Historically, the service providers for ship management have accounted for the purchases of consumables, spare parts and third party services and subsequently invoiced or re-charged these costs to the vessel owning entities. On April 1, 2021, a new integrated accounting system was implemented by the Höegh LNG group. To improve efficiency, third party invoices for consumables, spare parts and third party services are recorded directly to the accounts of the entities owning the Höegh Gallant and the Höegh Grace. As a result, these costs are no longer regarded as related party expenses which has reduced the Vessel operating expenses for the three and nine months ended September 30, 2021 compared with the same periods of 2020.

Related party amounts included in the consolidated statements of income for the three and nine months ended September 30, 2021 and 2020 or in the consolidated balance sheets as of September 30, 2021 and December 31, 2020 are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
Revenues
Time charter revenue Höegh Gallant (1)	$10,950	$10,950	$32,493	$34,365
Operating expenses
Vessel operating expenses (2)	(3,191)	(5,497)	(11,440)	(15,028)
Hours, travel expense and overhead (3) and Board of Directors’ fees (4)	(1,004)	(838)	(3,366)	(2,967)
Financial (income) expense
Interest income from joint ventures (5)	124	82	257	239
Interest expense and commitment fees to Höegh LNG (6)	(258)	(95)	(685)	(291)
Total	$6,621	$4,602	$17,259	$16,318

	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Equity
Contribution from Höegh LNG (7)	$315	$11,850
Repayment of indemnification received from Höegh LNG (8)	—	—
Issuance of units for Board of Directors’ fees (4)	211	181
Other and contribution from owner (9)	15	109
Total	$541	$12,140
1)	Time charter revenue Höegh Gallant: Subsidiaries of Höegh LNG have leased the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provide ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charged based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
4)	Board of Directors’ fees: Board of Directors' fees were $448 and $412 for the nine months ended September 30, 2021 and 2020 respectively. Part of the compensation is awarded as common units of the Partnership. Effective June 7, 2021, a total of 11,960 common units were awarded to non-employee directors as compensation of $203 for part of directors' fees for 2021 under the Höegh LNG Partners LP Long Term Incentive Plan.
5)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Interest expense to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes. The Partnership incurred interest expense on the drawn balance.
7)	Cash contribution from/distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity.
8)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services benefit the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 26, 2020, March 21, 2019 and September 14, 2018, the Partnership granted or extended the terms for 8,100, 10,917 and 28,018 phantom units, respectively, to the former Chief Executive Officer and Chief Financial Officer of the Partnership. Related expenses are recorded over the vesting period as an administrative expense and as an increase in equity. On August 6, 2020, the Partnership announced that the Partnership's former Chief Executive Officer and Chief Financial Officer resigned which resulted in 15,378 of the phantom units not vesting, resulting in a reduction in administrative expense and equity for the forfeited units. The remaining unvested phantom units vest in November 2021.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions totaling $14.4 million and $21.3 million to Höegh LNG for the nine months ended September 30, 2021 and 2020, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Amounts due from affiliates	$3,880	$3,639

The amount due from affiliates relates to a receivable for time charter hire from subsidiaries of Höegh LNG for the Höegh Gallant and prefunding for intercompany services. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Amounts due to owners and affiliates	$3,291	$2,600

As of September 30, 2021, and December 31, 2020, amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit facility due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2021	2020
Revolving credit facility due to owners and affiliates - non-current portion	$24,681	$18,465

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and was repayable on January 1, 2020. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. On April 8, and December 11, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ boil-off settlement payments by a reduction of $8.6 million and $3.3 million, respectively, on its outstanding balance on the revolving credit facility. On April 24, 2020, August 7, 2020 and October 23, 2020, the Partnership drew $4.5 million, $6.6 million and $10.7 million, respectively, on the revolving credit facility. On May 7, 2021, the Partnership drew $6.0 million on the $85 million revolving credit facility.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Related party agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;
(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:
a.	To what extent the Partnership and Höegh LNG may compete with each other;
b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and
c.	Höegh LNG’s provision of certain indemnities to the Partnership.

Existing agreements remained in place following the IPO for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

●	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the Cape Ann, and Höegh LNG AS (“Höegh Norway”) is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and
●	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

●	Hoegh LNG Cyprus Limited acting through its Egyptian Branch had a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 and expired in April 2020;
●	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant; and
●	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited.

Existing agreements remained in place for the time charter of the Höegh Grace following the acquisition and receipt of certain services, of which the material agreements are as follows:

●	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical and maritime management services;
●	a manning agreement with Höegh Fleet Services Philippines Inc. to recruit and engage crew for the vessel;

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

●	a technical services agreement with Höegh Norway to provide technical services for the vessel;
●	a management consulting agreement with Höegh Norway to provide support related to certain management activities;
●	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees;
●	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; and
●	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel.

In December 2019, the Partnership and the operating company entered into an administrative services agreement with Höegh Norway, pursuant to which Höegh Norway provides certain administrative services to the Partnership.

On April 30, 2020, the Partnership entered into a Lease and Maintenance Agreement with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant and the provision of crew and certain ship management services for use as either an FSRU or an LNG carrier for a combined daily hire rate. The terms of the agreement were approved by the Partnership's board of directors and the conflicts committee. The Subsequent Charter commenced on May 1, 2020 and was due to expire July 31, 2025. However, on September 23, 2021 the Partnership entered into an agreement to suspend the Subsequent Charter with effect from the commencement of the New Charter for the Höegh Gallant. Under the Suspension Agreement, Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the New Charter and the charter rate earned under the Subsequent Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Subsequent Charter.

Following the consummation of an amalgamation by Höegh LNG that closed in May, 2021, some provisions of the omnibus agreement entered into in connection with our IPO terminated in accordance with their terms.

Indemnifications

Pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

No indemnification claims were filed or received for the three or nine months ended September 30, 2021 and 2020.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the Höegh Gallant entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;
4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

No indemnification claims were filed or received for the three or nine months ended September 30, 2021 and 2020.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;
3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer; and
4.	any non-budgeted losses suffered or incurred in connection with commencement of services under the Höegh Grace charter with SPEC.

No indemnification claims were filed or received for the three or nine months ended September 30, 2021 and 2020.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims). For the year ended December 31, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint-ventures boil-off settlement payments to its charter by a reduction of $11.9 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. Indemnification payments and the non-cash settlements were recorded as contribution to equity and increases to equity respectively. On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures performance claims for the year ended December 31, 2020 by a reduction of $0.3 million in its outstanding balance on the $85 million revolving credit facility from Höegh LNG. No indemnification claims were made or received by the Partnership for the three months ended September 30, 2021. Refer to note 14.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Financial instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash, cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest-bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative instruments – The fair values of the interest rate swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Lampung and $385 million facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit due to owners and affiliates – The fair value of the variable rate debt is estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis. Trade payables and receivables for which the estimated fair values are equivalent to carrying values are not specified below.

		As of		As of
		September 30, 2021		December 31, 2020
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$45,373	45,373	31,770	$31,770
Restricted cash	1	15,358	15,358	19,293	19,293
Derivative instruments	2	(17,228)	(17,228)	(26,475)	(26,475)
Other:
Amounts due from affiliate	2	3,880	3,880	3,639	3,639
Advances (shareholder loans) to joint ventures	2	4,410	4,442	4,153	4,305
Current amounts due to owners and affiliates	2	(3,291)	(3,291)	(2,600)	(2,600)
Lampung facility	2	(81,509)	(83,547)	(94,960)	(99,295)
$385 million facility	2	(315,872)	(317,573)	(319,629)	(323,342)
Revolving credit facility due to owners and affiliates	2	$(24,681)	(23,464)	(18,465)	$(16,987)

Financing receivables and net investment in financing lease

The following table contains a summary of the class of financial asset, year of origination and the method by which the credit quality is monitored on a quarterly basis:

				As of
Class		Credit Quality		September 30,	December 31,
(in thousands of U.S. dollars)	Year	Indicator	Grade	2021	2020
Advances/shareholder loans to joint ventures	2006	Collection experience	Performing	$4,410	$4,153
Net investment in financing lease	2014	Credit Information	Performing	$270,572	$274,257

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 8.

For the three and nine months ended September 30, 2021, there was no change in the allowance for expected credit losses. For the year ended December 31, 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the standard on Financial Instruments – Credit Losses: Measurement of Credit Losses on January 1, 2020. For the net investment in financing lease, the Partnership monitors quarterly actual credit losses, forecasts of LNG demand and changes in charterer or guarantor-specific publicly available financial and credit information in developing expected credit losses. The Partnership has never incurred actual credit losses related to the net investment in financing lease. The Partnership measures the allowance for credit losses for the net investment in financing lease using the probability of default and loss given default method.

13. Risk management, derivative instruments and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Interest rate risk, derivative instruments and cash flow hedges

Cash flow hedging strategy

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduces the exposure to interest rate variability on the Partnership's outstanding floating-rate debt over the life of the interest rate swaps. As of September 30, 2021 and 2020, there were interest rate swap agreements related to the Lampung facility ("Lampung interest rate swaps") and the commercial tranche of the $385 million facility ("$385 million interest rate swaps") floating rate debt that are designated as cash flow hedges for accounting purposes.

As of September 30, 2021, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$68,159	$(3,427)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,739)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,473)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,370)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$53,260	$(3,219)	Jan 2026	2.650%
1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the outstanding balance of the Lampung facility and exchange 3-month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments on the Lampung facility. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred which resulted in an amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The other terms of the amended interest rate swaps did not change but the nominal amount of the interest rate swaps was reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2018, the Partnership had entered into forward starting interest rate swaps with a nominal amount of $130.0 million to hedge part of the interest rate risk on the floating element of the interest rate for the commercial tranches of the $385 million facility. The Partnership makes fixed payments of 2.941% and 2.838%, based on a nominal amount of $65.0 million for each, in exchange for floating payments. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $130.0 million of the commercial tranches of the $385 million facility which was expected to be drawn and was drawn on January 31, 2019. In February 2019, the Partnership entered into interest rate swaps related to the $385 million facility with a nominal amount of $127.7 million for which the Partnership makes fixed payments of 2.735% and 2.650% based on nominal amount of $63.8 million for each. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $127.7 million of the commercial tranches of the $385 million facility. The swaps amortize over approximately 7 years to match the outstanding balances of the commercial tranches of the $385 million facility until the maturity dates. The export credit tranches have a fixed interest rate and, therefore, no variability in cash flows as a result of changes in interest rates.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets. All derivatives are designated as cash flow hedging instruments.

Fair value of derivative instruments

	Current	Long-term	Current	Long-term
	assets:	assets:	liabilities:	liabilities:
	derivative	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments	instruments
As of September 30, 2021
Interest rate swaps	$—	$—	$(6,092)	$(11,136)
As of December 31, 2020
Interest rate swaps	$—	$—	$(6,945)	$(19,530)

The following effects of cash flow hedges relating to interest rate swaps are included in interest expense and income tax expense in the consolidated statements of income which are the same lines as the earnings effects of the hedged item for the three and nine months ended September 30, 2021 and 2020.

Effect of cash flow hedge accounting on the consolidated statement of income

	Three months ended		Nine months ended
	September 30, 2021		September 30, 2021
	Interest	Income tax	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit	expense	benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(2,034)	$—	$(6,524)	$—
Amortization of amount excluded from hedge effectiveness	189	—	599	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(256)	43	(768)	160
Total gains (losses) on derivative instruments	$(2,101)	$43	$(6,693)	$160

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended		Nine months ended
	September 30, 2020		September 30, 2020
	Interest	Income tax	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit	expense	benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(1,906)	$—	$(3,716)	$—
Amortization of amount excluded from hedge effectiveness	232	—	632	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(256)	61	(768)	190
Total gains (losses) on derivative instruments	$(1,930)	$61	$(3,852)	$190

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the period ended September 30, 2021.

Effect of cash flow hedge accounting on accumulated other comprehensive income (OCI) and earnings

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
	Before tax		Accumulated
	gains	Tax benefit	OCI:	Interest	Tax
(in thousands of U.S. dollars)	(losses)	(expense)	Net of tax	expense	benefit
Accumulated OCI as of December 31, 2020	$(29,486)	(86)	$(29,572)
Effective portion of unrealized loss on cash flow hedge	2,124	—	2,124
Reclassification from accumulated other comprehensive income included in hedge effectiveness	6,524	—	6,524	(6,524)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	768	(160)	608	(768)	160
Other comprehensive income for period	9,416	(160)	9,256
Accumulated OCI as of September 30, 2021	$(20,070)	(246)	$(20,316)
Gain (loss) reclassified to earnings				$(7,292)	$160

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the period ended December 31, 2020.

Effect of cash flow hedge accounting on accumulated other comprehensive income (OCI) and earnings

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
	Before tax		Accumulated
	gains	Tax benefit	OCI:	Interest	Tax
(in thousands of U.S. dollars)	(losses)	(expense)	Net of tax	expense	benefit
Accumulated OCI as of December 31, 2019	$(18,119)	176	$(17,943)
Initial value of interest rate swap to be recognized in earnings on amortization approach	(18,331)	—	(18,331)
Effective portion of unrealized loss on cash flow hedge	3,716	—	3,716	(3,716)	—
Reclassification from accumulated other comprehensive income included in hedge effectiveness	768	(190)	578	(768)	190
Other comprehensive income for period	(13,847)	(190)	(14,037)
Accumulated OCI as of September 30, 2020	$(31,966)	(14)	$(31,980)
Gain (loss) reclassified to earnings				$(4,484)	$190
Other comprehensive income for the period from October 1, 2020 to December 31, 2020	2,480	(72)	2,408
Accumulated OCI as of December 31, 2020	$(29,486)	(86)	$(29,572)

As of September 30, 2021, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $7.0 million for amortization of accumulated other comprehensive income.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the nine months ended September 30, 2021 and the year ended December 31, 2020, no derivative instruments have been used to manage foreign exchange risk.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates, net investment in financing lease and interest rate swap agreements. Further, the Partnership has future exposure for Höegh LNG's ability to make payments to the Partnership for the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the boil-off settlement agreement. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty's financial condition. PGN guarantees PGN LNG’s obligations under the PGN FSRU Lampung time charter. Höegh LNG provides a guarantee for its subsidiary's payment obligations under the Subsequent Charter. The other time charters do not have parent company guarantees. Refer to note 12 for a discussion of the allowance for expected credit loss.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung or the Höegh Grace terminate prematurely, Höegh LNG terminate prematurely the Subsequent Charter, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

14. Commitments and contingencies

Contractual commitments

As of September 30, 2021, the Partnership has no material commitments for capital expenditures. During the second quarter of 2021, the procedures for the on-water class renewal survey for the Höegh Grace were completed. Incurred expenditures of $1.6 million have been capitalized in conncection with the survey. No off-hire ocurred during the third quarter of 2021.

As of September 30, 2021, there were no material contractual purchase commitments.

Claims and Contingencies

Joint ventures boil-off settlement

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel always meets specified performance standards during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer of, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. As a precaution, the joint ventures suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. The Partnership's 50% share of the accrual was approximately $11.9 million. The claim was referred to arbitration.

In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount was in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached was subject to executing final binding agreements between the parties. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provided that 1) the boil-off claim, up to the effective date of the settlement agreements, would be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of the arbitration tribunal would be equally split between the parties and each party would settle its legal and other costs, 3) the joint ventures have or would implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters would be amended regarding the computation and settlement of prospective boil-off claims. The Partnership’s 50% share of the settlement was the same as its share of the accrual, or approximately $11.9 million. As a result, the settlement had no impact to the Partnership’s consolidated income statement for the year ended December 31, 2020.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The first installment of the settlement of $17.2 million was paid by the joint ventures in April 2020. The Partnership’s 50% share was $8.6 million. The second and final installment of the settlement of $6.5 million was paid by the joint ventures in December 2020. The Partnership’s 50% share was $3.3 million.

The Partnership is indemnified by Höegh LNG for its share of the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. On April 8, 2020 and December 11, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million and $3.3 million, respectively, on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures performance claims for the year ended December 31, 2020 by a reduction of $0.3 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG.

Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters.

Indonesian corporate income tax

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for corporate income tax for up to five years following the completion of a fiscal year. On January 22, 2021, the Partnership’s Indonesian subsidiary received a letter from the Indonesian tax authorities that there will be an examination by the Indonesian tax authorities for the tax return from 2019 during 2021. The examinations may lead to ordinary course adjustments or proposed adjustments to the subsidiary’s income taxes with respect to years under examination. Future examinations may or may not result in changes to the Partnership’s provisions on tax filings for the open tax years that remain subject to a potential tax audit in Indonesia. The position for the open tax years was to take a tax deduction for the interest expense on the internal promissory note. For 2019, see Indonesian 2019 tax audit below. For this tax position, the Partnership concluded that it does not have the level of evidence necessary to support a conclusion that the tax position is more-likely-than-not of being sustained. Accordingly, unrecognized tax benefits for uncertain tax positions increased during the third quarter of 2021. As of September 30, 2021, and December 31, 2020, the unrecognized tax benefits for uncertain tax positions were $11.1 million and $2.7 million, respectively.

Indonesian 2019 tax audit

In June 2021, the tax audit for PGN FSRU Lampung’s 2019 tax return was completed. The main finding was that the internal promissory note was reclassified from debt to equity such that 100% of the accrued interest was disallowed. The Indonesian subsidiary filed an Objection Request with the Central Jakarta Regional Tax Office on September 24, 2021, confirmed by the tax office September 27, 2021. The Partnership and its Indonesian subsidiary disagree with the conclusion. However, the Partnership and its Indonesian subsidiary may not be successful in the appeal and have expensed and paid the additional tax for 2019 including penalities of a total of $2.7 million as of September 30, 2021. Additionally, and as described above and under Indonesian corporate income tax, an increase in the tax provision, or liability, of $8.4 million for the potential future obligation to the tax authorities for a disallowed interest deduction compared with position for the open years.

Indonesian property tax

The Partnership’s Indonesian subsidiary was assessed for Land and Building tax (“property tax”) and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The assessment was due to the issuance of the Indonesian Minister of Finance’s Decree No. 186/PMK.03/2019 (“PMK 186/2019”) which defines FSRUs as a “Building” subject to the tax. The Partnership’s Indonesian subsidiary has appealed the assessment. The appeal process could take a number of years to conclude. There can be no assurance of the result of the appeal or whether the Indonesian subsidiary will prevail. As a result, the property tax and penalties were expensed as a component of vessel operating expenses for the year ended December 31, 2019. Until the appeal is concluded, the Indonesian subsidiary will be required to pay an annual property tax of approximately $0.5 million.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

PGN FSRU Lampung Arbitration

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Höegh LNG Lampung (“PT HLNG”) in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT HLNG. On August 2, 2021 the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend the charterer’s claims in the legal process.

The commercial tranche of the Lampung facility was initially due on September 29, 2021. During the third quarter of 2021, the maturity date was deferred to January 14, 2022 and will be further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing are in place by December 29, 2021. The export credit tranche of the Lampung facility can be called if the commercial tranche is not refinanced. The ongoing refinancing of the Lampung credit facility, which had been scheduled to close by the end of the second quarter of 2021, is not yet completed due to the failure by the charterer to countersign certain customary documents related to the new credit facility. These circumstances left the Partnership exposed to having to arrange alternative refinancing. Such alternative refinancing is in progress. In November we received commitment letters and a term sheet for an Approved Refinancing from a group of lenders. We expect to complete this refinancing before the deferred maturity date, subject to certain required approvals by export credit tranche lenders, completing documentation and customary closing conditions. However, we are also continuing to pursue other potential alternative debt structures. The terms of the alternative refinancing, if we are successful in finalizing such refinancing, are likely to be less favourable than the terms of the originally agreed refinancing and the existing Lampung facility.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung, or of the ongoing refinancing of the Lampung facility. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event that we are unable to refinance the Lampung facility or if the outcome of such dispute is unfavorable to us, it could have a material adverse impact on our business, results of operations, financial condition and ability to pay distributions to unitholders.

The Securities Class Actions

On October 27, 2021, a federal securities class action lawsuit was filed against the Partnership and certain of its current and former officers in the United States District Court for the District of New Jersey. The name of the case is Guillermo Sanchez v. Hoegh LNG Partners LP, et al., Case No. 2:21-cv-19374-KM-JBC. The complaint alleges that the Partnership made materially false and misleading statements about its business and operations, and seeks unspecified damages, attorneys’ fees and any other relief the court deems proper. A substantially identical suit named Arthur F. Roizman v. Hoegh LNG Partners LP, et al., Case No. 1:21-cv-19613 was filed on November 3, 2021 in the same court (together with the previously mentioned suit, the “Securities Class Actions”). The Partnership believes the allegations in these suits are without merit, and intends to vigorously defend against them. As a result of the uncertainty regarding the outcome of these matters, no provision has been made in the Unaudited Condensed Interim Consolidated Financial Statements.

15. Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2021	2020	2021	2020
Supplemental disclosure of non-cash financing activities
Non-cash indemnifications received	$—	$—	$315	$8,600

Refer to note 11 for non-cash indemnification received information.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

16. Issuance of common units and Series A preferred units

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership could offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units through the Agent, acting as Agent for the Partnership (the "Prior ATM Program").

On October 18, 2019, the Partnership entered into a sales agreement with the Agent for a new ATM program and terminated the Prior ATM Program. Under the terms of the new sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as an agent for the Partnership. Sales of such units may be made in negotiated transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market maker other than on an exchange.

From the commencement of the Prior ATM program in January 2018 through September 30, 2021, the Partnership sold 2,489,325 Series A preferred units and 358,869 common units under the ATM programs and received net proceeds of $63.2 million and $6.4 million, respectively. The compensation paid to the Agent for such sales was $1.3 million.

For the period from January 1, 2021 to September 30, 2021, the Partnership sold (i) an aggregate of 52,603 common units under the ATM program at an average gross sales price of $15.75 per unit and received net proceeds, after sales commissions, of $0.8 million and (ii) an aggregate of 336,992 Series A preferred units under the ATM program at an average gross sales price of $25.12 per unit and received net proceeds, after sales commissions, of $8.3 million. The compensation paid to the Agent for such sales was $0.2 million.

	As of September 30, 2021
		Series A
	Common	preferred
(in thousands of U.S. dollars)	units	units	Total
Gross proceeds for units issued	$829	8,467	$9,296
Less: Commissions	(11)	(149)	(160)
Net proceeds for units issued	$818	8,318	$9,136

17. Common and preferred units

The following table shows the movements in the number of common units and preferred units from December 31, 2019 until September 30, 2021:

		Common	8,75%
	Common	Units	Series A
	Units	Höegh	Preferred
(in units)	Public	LNG	Units
December 31, 2019	18,028,786	15,257,498	6,625,590
September 4, 2020; Awards to non-employee directors as compensation for directors' fees	3,882	—	—
September 15, 2020; Awards to non-employee directors as compensation for directors' fees	7,764	—	—
October 23, 2020; Awards to non-employee directors as compensation for directors' fees	3,882	—	—
Phantom units issued to CEO/CFO during 2020	6,627	—	—
ATM program (from January 1, 2020 to December 31, 2020)	—	—	126,743
December 31, 2020	18,050,941	15,257,498	6,752,333
ATM program (from January 1, 2021 to September 30, 2021)	52,603	—	336,992
June 21, 2021; Awards to non-employee directors as compensation for directors' fees	7,176	—	—
July 12, 2021; Awards to non-employee directors as compensation for directors' fees	2,392	—	—
July 16, 2021; Awards to non-employee directors as compensation for directors' fees	2,392	—	—
September 30, 2021	18,115,504	15,257,498	7,089,325

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Refer to note 18 for information on distributions to common unitholders.

The Series A preferred units represent perpetual equity interests in the Partnership and, unlike the Partnership’s debt, do not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to the Partnership’s common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all the Partnership’s debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, the Partnership may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative and recorded when declared. However, since the Series A preferred units rank senior to the Partnership’s common units, the portion of net income, equivalent to the Series A preferred units’ paid and undeclared distributions for that period, is reflected as Preferred unitholders’ interest in net income on the consolidated statement of income. Distributions are payable quarterly, when, and if declared by the Partnership’s board of directors out of legally available funds for such purpose. Holders of the Series A preferred units generally have no voting rights. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A preferred units will be entitled to replace one of the members of the Partnership's board of directors appointed by the general partner with a person nominated by such holders.

18. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit numbers)	2021	2020	2021	2020
Net income	$17,359	$19,475	$43,836	$44,631
Adjustment for:
Preferred unitholders’ interest in net income	3,877	3,681	11,631	11,017
Limited partners' interest in net income	13,482	15,794	32,205	33,614
Less: Dividends paid or to be paid (1)	(334)	(15,052)	(15,747)	(45,143)
Under (over) distributed earnings	13,148	742	16,458	(11,529)
Under (over) distributed earnings attributable to:
Common units public	7,137	402	8,934	(6,246)
Common units Höegh LNG	6,011	340	7,524	(5,283)
	$13,148	$742	$16,458	$(11,529)
Basic weighted average units outstanding (in thousands)
Common units public	18,115	18,031	18,102	18,030
Common units Höegh LNG	15,257	15,257	15,257	15,257
Diluted weighted average units outstanding (in thousands)
Common units public	18,122	18,037	18,119	18,037
Common units Höegh LNG	15,257	15,257	15,257	15,257
Basic and diluted earnings per unit (2):
Common unit public	$0.40	$0.46	$0.95	$0.97
Common unit Höegh LNG (3)	$0.40	$0.49	$0.98	$1.05
(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period and is based the number of units outstanding at the period end.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(2)	Effective March 26, 2020, the Partnership granted 8,100 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2021, 2022 and 2023, respectively. Effective March 21, 2019, the Partnership granted 10,917 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective March 23, 2018, the Partnership granted 14,584 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. On September 14, 2018, the plan was amended to extend the terms and conditions of unvested units for the grants effective March 23, 2017 and June 3, 2016 of the then-serving CEO/CFO that resigned as CEO/CFO of the Partnership. The phantom units impact the diluted weighted average units outstanding. As a result of the resignation of the former CEO/CFO of the Partnership in August 2020, a total of 15,378 of the unvested phantom units terminated.
(3)	Includes total amounts attributable to incentive distributions rights of $0 and $800 for the three and nine months ended September 30, 2021, respectively. For the three and nine months ended September 30, 2021, the full amount was attributable to common units owned by Höegh LNG. For the three and nine months ended September 30, 2020, respectively, $400 and $1,198 were attributed to common units owned by Höegh LNG.

Earnings per unit is calculated by dividing net income by the weighted average number of common and subordinated units outstanding during the applicable period.

The common unitholders’ interest in net income is calculated as if all net income were distributed according to terms of the Partnership’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit are not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

In addition, Höegh LNG currently holds all the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

Distributions of available cash from operating surplus are to be made among the unitholders and the holders of the IDRs in the following manner:

●	first, 100.0% to all common unitholders, pro rata, until each such unitholder receives a total of $0.388125 per unit for that quarter;
●	second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.421875 per unit for that quarter;
●	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.50625 per unit for that quarter; and
●	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

19. Subsequent events

On November 15, 2021, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the three months ended September 30, 2021.

On November 15, 2021, the Partnership paid a distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2021 to November 14, 2021.

The commercial tranche of the Lampung facility was initially due on September 29, 2021. During the third quarter of 2021, the maturity date was deferred to January 14, 2022 and will be further deferred to March 29, 2022 if commitment letters and a term sheet for an Approved Refinancing are in place by December 29, 2021. The export credit tranche of the Lampung facility can be called if the commercial tranche is not refinanced. The ongoing refinancing of the Lampung credit facility, which had been scheduled to close by the end of the second quarter of 2021, is not yet completed due to the failure by the charterer to countersign certain customary documents related to the new credit facility. In addition, by letter dated July 13, 2021, the charterer raised certain issues in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. On August 2, 2021 the charterer served a notice of arbitration (“NOA”) on PT HLNG. Although we believe the charterer’s position is without merit, these circumstances have left the Partnership exposed to having to arrange alternative refinancing. Such alternative refinancing is in progress. In November we received commitment letters and a term sheet for an Approved Refinancing from a group of lenders. We expect to complete this refinancing before the deferred maturity date, subject to certain required approvals by export credit tranche lenders, completing documentation and customary closing conditions. However, we are also continuing to pursue other potential alternative debt structures. The terms of the alternative refinancing, if we are successful in finalizing such refinancing, are likely to be less favourable than the terms of the originally agreed refinancing and the existing Lampung facility. No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung, or of the ongoing refinancing of the Lampung facility.

Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend the charterer’s claims in the legal process.

In addition, we are at an advanced stage for the refinancing of the Neptune facility and the Cape Ann facility which mature and become payable by our Joint Ventures on November 30, 2021 and June 1, 2022, respectively. The loan agreement for the Neptune has been executed and it is expected that the loan agreement for the Cape Ann will be executed in December 2021 for this refinancing. Subject to customary closing conditions the refinancing of each of the Neptune and the Cape Ann is expected to be completed on or about the respective maturity dates of the existing debt facilities.

Should we be unable to refinance the Lampung facility or the Neptune and Cape Ann facilities or our other debt maturities on a timely basis or at all, we may not have sufficient funds or other assets to satisfy all our obligations, which would have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to unitholders.

On November 1, 2021, Mr. Sveinung J. S. Støhle stepped down from his position as the Partnership's Chief Executive Officer in order to pursue an alternative career opportunity. The board of directors of the Partnership is undertaking a process to select a successor for the CEO position, and has appointed Håvard Furu, the Partnership's Chief Financial Officer, to also act as the Partnership's interim Chief Executive Officer while the board conducts its search.

For information on the Securities Class Actions, refer to Note 14.

EXHIBITS

The following exhibits are filed as part of this report:

Exhibit Number	Exhibit Description
101.INS	Inline XBRL Instance Document - The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: November 18, 2021
	By:	/s/ Håvard Furu
		Name:	Håvard Furu
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-234011) and Form S-8 (333-211840) of the Registrant.